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                                                                     Exhibit 2.1

                            STOCK PURCHASE AGREEMENT

                                      AMONG

                          BSW HOLDINGS, INC., AS BUYER,

                 ELECTRONIC DATA SYSTEMS CORPORATION, AS SELLER,

                                       AND

                             UGS PLM SOLUTIONS INC.

                           DATED AS OF MARCH 12, 2004

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                                TABLE OF CONTENTS

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                                 1. DEFINITIONS

1.1        Definitions............................................................   1
1.2        References and Titles..................................................   8

                              2. PURCHASE AND SALE

2.1        Purchase and Sale of Common Stock......................................   8
2.2        Closing................................................................   8
2.3        Working Capital Adjustment.............................................   9
2.4        Post-Closing Payment...................................................  10
2.5        Foreign Cash Adjustment................................................  10
2.6        Access.................................................................  12

          3. REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

3.1        Organization, Qualification and Authority..............................  12
3.2        Capitalization.........................................................  13
3.3        Authorization; Valid and Binding Agreement.............................  13
3.4        Noncontravention; Consents.............................................  14
3.5        Financial Statements, Books and Records................................  14
3.6        Recent Events..........................................................  15
3.7        Tax Matters............................................................  16
3.8        Properties.............................................................  18
3.9        Intellectual Property; Software........................................  18
3.10       Contracts..............................................................  21
3.11       Litigation.............................................................  22
3.12       Employees; Employment Matters..........................................  23
3.13       Employee Benefit Plans.................................................  23
3.14       Licenses, Permits and Approvals; Compliance with Laws..................  25
3.15       Insurance..............................................................  26
3.16       Environmental Matters..................................................  26
3.17       Brokers' Fees..........................................................  27
3.18       Transactions with Affiliates...........................................  27
3.19       Customers and Suppliers................................................  27

                   4. REPRESENTATIONS AND WARRANTIES OF SELLER

4.1        Organization, Qualification and Authority..............................  28
4.2        Authorization; Valid and Binding Agreement.............................  28
4.3        Noncontravention; Consents.............................................  28
4.4        Consents...............................................................  28
4.5        Title to Purchased Shares..............................................  29
4.6        Broker's Fees..........................................................  29

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
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                   5. REPRESENTATIONS AND WARRANTIES OF BUYER

5.1        Organization and Power.................................................  29
5.2        Authorization; Valid and Binding Agreement.............................  29
5.3        Noncontravention; Consents.............................................  29
5.4        Litigation.............................................................  30
5.5        Broker's Fees..........................................................  30
5.6        Investment Representation..............................................  30
5.7        Financing..............................................................  30

                     6. COVENANTS OF SELLER AND THE COMPANY

6.1        Conduct of the Business................................................  31
6.2        Access to Books and Records............................................  32
6.3        Regulatory Filings.....................................................  32
6.4        Conditions; Cooperation................................................  32
6.5        Exclusive Dealing......................................................  33
6.6        Notification...........................................................  33
6.7        Financial Statements and Reports.......................................  33
6.8        Non-Compete; Non-Solicitation..........................................  34
6.9        Confidential Information...............................................  35
6.10       Payments Received......................................................  36
6.11       Software Master........................................................  36
6.12       Intercompany Liabilities...............................................  36

                             7. COVENANTS OF BUYER

7.1        Notification...........................................................  36
7.2        Regulatory Filings.....................................................  36
7.3        Conditions.............................................................  37
7.4        Financing..............................................................  37
7.5        Certain Matters Relating to Special Indemnified Losses.................  38

                     8. ADDITIONAL COVENANTS AND AGREEMENTS

8.1        Independent Investigation..............................................  38
8.2        Tax Matters............................................................  39
8.3        Additional Documents and Instruments; Execution and Delivery of Certain
           Documents at Closing...................................................  43
8.4        Agreement Regarding Attorney/Client Privilege Waiver...................  44
8.5        Insurance Matters......................................................  44
8.6        Employees and Employee Benefits........................................  46
8.7        Separate Acquisitions of Foreign Subsidiaries..........................  49
8.8        Stand-Alone Requirements...............................................  49
8.9        Back-to-Back Agreements................................................  49

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                            9. CONDITIONS TO CLOSING

9.1        Conditions to Buyer's Obligations......................................  50
9.2        Conditions to Seller's Obligations.....................................  51

                                10. TERMINATION

10.1       Termination............................................................  52
10.2       Effect of Termination..................................................  53

                 11. SURVIVAL OF WARRANTIES AND INDEMNIFICATION

11.1       Survival...............................................................  53
11.2       Indemnification........................................................  54
11.3       Limits on Indemnification..............................................  54
11.4       Matters Involving Third Parties........................................  56
11.5       Exclusive Remedy.......................................................  57
11.6       Remedies Cumulative....................................................  57

                               12. MISCELLANEOUS

12.1       No Third Party Beneficiaries...........................................  58
12.2       No Public Disclosure...................................................  58
12.3       Entire Agreement.......................................................  58
12.4       Succession and Assignment..............................................  58
12.5       Counterparts...........................................................  58
12.6       Notices................................................................  58
12.7       Governing Law; Jurisdiction and Venue..................................  60
12.8       Waiver of Trial by Jury................................................  60
12.9       Amendments and Waivers.................................................  61
12.10      Severability...........................................................  61
12.11      Expenses...............................................................  61
12.12      Construction...........................................................  61
12.13      Tax Disclosure.........................................................  62

Exhibits:

Exhibit A - Executive Employment Agreement
Exhibit B - Stand-Alone Requirements
Exhibit C-1 - Co-Location License
Exhibit C-2 -- Standard Sublease Agreement
Exhibit D-1 - Debt Financing Commitment Letters
Exhibit D-2 - Equity Financing Commitment Letters
Exhibit E - Royalty Plan
Exhibit F - Working Capital Methodology

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                            STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of March 12, 2004, among (i) BSW Holdings, Inc., a Delaware corporation ("BUYER"), (ii) Electronic Data Systems Corporation, a Delaware corporation ("SELLER"), and (iii) UGS PLM Solutions Inc., a Delaware corporation (together with its predecessors, the "COMPANY"). Buyer, Seller and the Company are each sometimes referred to herein individually as a "PARTY" and collectively as the "PARTIES."

                                    RECITALS

      A.The Company is in the business of researching and developing, marketing, licensing and maintaining computer-aided design, computer-aided manufacturing, computer-aided engineering, product lifecycle management, product data management and related software for customers in academia and a wide range of industries, including aerospace, automotive, hi-tech, machine tool and consumer goods, and providing services related to such software, including installation, integration, modification and process engineering services (as conducted on the date hereof, the "BUSINESS").

      B. Seller owns 1,000 shares of common stock, par value $.01 of the Company (the "COMMON STOCK"), which 1,000 shares of Common Stock constitute all of the issued and outstanding capital stock of the Company.

      C. Seller desires to sell, and Buyer desires to purchase, all of the shares of the Common Stock owned by Seller (the "PURCHASED SHARES") on the terms and conditions set forth herein.

      D. Before the execution of this Agreement the Company has entered into an executive employment agreement attached hereto as Exhibit A (the "EXECUTIVE EMPLOYMENT AGREEMENT") with Anthony J. Affuso, President and Chief Executive Officer of the Company.

                                    AGREEMENT

      NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties and covenants herein contained, the Parties hereby agree as follows:

                                 1. DEFINITIONS

      1.1 Definitions. The following terms shall have the meanings ascribed to them below in this Agreement:

      "ADVERSE CONSEQUENCES" means all damages, dues, penalties, fines, costs, losses, and expenses.

      "AFFILIATE" means, with respect to any particular Person, any Person controlling, controlled by or under common control with such Person, whether by ownership or control of voting securities, by contract or otherwise, or any partner, director, manager or executive officer of such Person.

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      "BUSINESS DAY" means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in the State of Texas or New York are authorized or required to be closed.

      "BUYER INDEMNIFIED TAXES" means any and all Taxes (other than Transfer Taxes allocated to Buyer in Section 8.2(g)) (a) imposed on the Company or any Subsidiary of the Company for any Taxable period ending on or prior to the Closing Date or the portion of any Straddle Period ending on the Closing Date (determined in accordance with the provisions of Section 8.2(c)), (b) for which the Company or any Subsidiary of the Company may be liable under Treasury Regulation Section 1.1502-6 by reason of its having been a member of Seller's affiliated group (or any corresponding provision of state, local or foreign law), (c) of any other Person for which the Company or any Subsidiary of the Company may be liable as a transferee or successor, by contract or otherwise for any Taxable period ending on or prior to the Closing Date or the portion of any Straddle Period ending on the Closing Date, (d) resulting from a breach of any covenant, representation or warranty of Seller or any of its Affiliates or (e) equal to the excess of, if any, foreign Taxes of any Subsidiary actually paid by such Subsidiary over foreign Taxes of such Subsidiary that would have been paid had the royalties prepaid as described in Section 6.1(c)(iii) not been prepaid and instead had been paid when otherwise due and payable (excluding foreign Taxes attributable to a 5% royalty free sales range), in each case not including Taxes taken into account in determining the Final Working Capital and without double counting any Taxes paid by Seller or the Company on or before the Closing Date. Notwithstanding the above, Buyer Indemnified Taxes shall not include (x) any Taxes of the Company or any Subsidiaries thereof that are directly attributable to actions taken by Buyer or its Affiliates (including the Company and its Subsidiaries) after the Closing Date or on the Closing Date after the Closing that are outside of the Ordinary Course of Business, except to the extent contemplated by the Transaction Documents or required by law; (y) any Taxes imposed as a result of a breach by Buyer of any covenant contained in
Section 8.2; or (z) any Taxes of the Company or any Subsidiaries in respect of Taxable periods or portions thereof beginning on or after the Closing Date attributable to adjustments or eliminations of any net operating losses, non-capital losses, net capital losses, capital losses, credits or tax basis of the assets or stock of the Company.

      "CODE" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

      "CO-LOCATED FACILITIES" means each facility identified as a co-located facility on Section 1.1(a) of the Company Disclosure Letter.

      "CO-LOCATION LICENSE" means the license agreement, in substantially the form attached hereto as Exhibit C-2, for all Co-Located Facilities for which the words "License Agreement" appear under the caption "tenure" in Section 1.1(a) of the Company Disclosure Letter, with base rent at a rate equal to the estimated 2004 annual rent set forth with respect to each Co-Located Facility thereon, plus associated costs in accordance with past practice, in each case for temporary occupancy for a period ending on the earlier of the term set forth on
Section 1.1(a) of the Company Disclosure Letter after the Closing Date and the date on which the licensee relocates affected employees to other locations, to be entered into by Seller or its appropriate Affiliate and the Company or its appropriate Subsidiary on or before the Closing.

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      "COMPANY DISCLOSURE LETTER" means the disclosure letter delivered to Buyer by the Company concurrently with the execution of this Agreement.

      "CONFIDENTIALITY AGREEMENT" means, collectively, (i) the Confidentiality Agreement, dated October 23, 2003, between Seller and Warburg Pincus LLC, (ii) the Confidentiality Agreement, dated October 23, 2003, between Seller and Silver Lake Technology Management L.L.C. and (iii) the Confidentiality Agreement, dated October 23, 2003, between Seller and Bain Capital California, Inc.

      "DISCLOSURE LETTERS" means each of the Company Disclosure Letter and Seller Disclosure Letter.

      "ENCUMBRANCE" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, option, right or restriction, other than (a) mechanic's, materialmen's, and similar liens for amounts not yet due and payable, (b) statutory liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith, (c) purchase money liens and liens securing rental payments under capital lease arrangements that have been disclosed pursuant hereto, (d) other liens and encumbrances not incurred in connection with the borrowing of money that do not materially and adversely affect the occupancy, use or value of the affected assets, (e) in the case of the Common Stock or capital stock of Subsidiaries, restrictions arising under applicable securities laws, (f) pledges or deposits made in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other types of social security, (g) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business, (h) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of any real property and do not materially and adversely affect, impair or interfere with the use of any property affected thereby, (i) public utility easements of record, in customary form, to serve any real property, (j) landlords' liens in favor of landlords under the leases with respect to any leased real property, (k) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the title, interest or estate of such landlords with respect to any leased real property and to which the leases with respect to the leased real property are subordinate and (l) any mortgage, pledge, lien, encumbrance, charge, or other security interest, option, right or restriction described in Section 1.1(b) of the Company Disclosure Letter; provided, however, that clauses (a) through (l) (other than clause (e)) shall not apply to the Purchased Shares or the capital stock of the Company's Subsidiaries.

      "ENVIRONMENTAL LAWS" means all existing laws, statutes, or regulations pertaining to Hazardous Materials and protection of the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Solid Waste Disposal Act, the Federal Water Pollution Control Act, the Clean Air Act, and the Toxic Substances Control Act, each as amended, and similar foreign laws.

      "EXHIBITS" means the exhibits that are attached to this Agreement and are incorporated by reference herein.

      "FINAL WORKING CAPITAL ADJUSTMENT AMOUNT" means an amount equal to the Final

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Working Capital less the Estimated Working Capital, together with interest on the absolute value of such difference at a rate equal to the average LIBOR for the 30 days prior to the day of payment plus 0.75% per annum for the period beginning on the Closing Date and ending on the date of payment of the Final Working Capital Adjustment Amount as provided in Section 2.4.

      "GAAP" means United States generally accepted accounting principles as in effect from time to time, applied consistently with the principles used in preparing the Financial Statements (as defined in Section 3.5 below) for the Most Recent Fiscal Year End (as defined in Section 3.5 below).

      "HAZARDOUS MATERIAL" means any substance, whether solid, liquid or gaseous in nature that is or becomes defined as a "HAZARDOUS WASTE," a "HAZARDOUS SUBSTANCE," a "POLLUTANT," or a "contaminant" under the Environmental Laws; petroleum products and the constituents and fractions thereof; and asbestos and polychlorinated biphenyls ("PCB").

      "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      "INDEBTEDNESS" means (a) indebtedness for borrowed money, (b) Liabilities evidenced by bonds, notes, debentures or other similar instruments or by letters of credit, including purchase money obligations or other obligations relating to the deferred purchase price of property (other than trade payables incurred in the Ordinary Course of Business), (c) Liabilities of Persons other than the Company and its Subsidiaries secured by an Encumbrance on any asset of the Company or any of its Subsidiaries, (d) Liabilities under or in respect of letters of credit and bank guarantees (including reimbursement obligations with respect thereto), (e) Liabilities under any sale and leaseback transaction, any synthetic lease or tax ownership operating lease transaction or any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet, (f) Liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging or similar agreements,
(g) to the extent not otherwise included in the foregoing, any Liabilities in respect of financing of accounts receivable or inventory, and (h) Liabilities in the nature of guarantees of obligations of the type described in the foregoing clauses of any other Person.

      "INDEMNIFIED PARTY" means, as the context may require, a party entitled to indemnification pursuant to Article 11 hereof.

      "INDEMNIFYING PARTY" means, as the context may require, a party required to indemnify an Indemnified Party pursuant to Article 11 hereof.

      "INFRINGE" means to infringe, violate, or render unenforceable, convert, misappropriate, or, with respect to marks, dilute.

      "INTELLECTUAL PROPERTY RIGHTS" means all United States, international and foreign intellectual property rights, including, without limitation, any or all of the following rights: (a) all rights in inventions, and proprietary methods and processes (in each case, whether patentable or not), as well as all United States, international and foreign patents and applications therefor, and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part

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thereof throughout the world; (b) all confidential information, trade secrets, and know how, including but not limited to, confidential software, source code, invention disclosures, improvements, customer lists, supplier lists, business plans, development projects, technical data, and documentation; (c) all rights in expressive works of authorship, whether or not copyright registration has been obtained therefor, including without limitation all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto, including all moral rights of authors, throughout the world; (d) all rights in names, marks and brand identifiers used in connection with the Business, whether or not registration has been obtained or applied for, all trademarks, service marks, trade names, trade dress, domain names, slogans, and logos, and registrations and applications therefore throughout the world, and all goodwill arising from or associated with the foregoing; (e) all maskworks and any registrations and applications therefor throughout the world; (f) all items constituting "Software" in Section 3.9(b)(i); and (g) all rights in the foregoing clauses (a) through (f) enjoyed under written consents, releases, or permissions previously obtained by the Company or by Seller for the benefit of the Company which explicitly refer to such rights set forth in any of the foregoing (a) through (f).

      "KNOWLEDGE OF THE COMPANY" or any similar phrase means with respect to any matter that such matter is known to any of the following Persons after reasonable investigation: Anthony J. Affuso; Keith S. Krzeminski; or Charles C. Grindstaff.

      "LEASE" means a lease or license for office space on the EDS-owned campus in Plano, Texas between Seller or its appropriate Affiliate and the Company, on terms reasonably agreeable to the Parties.

      "LIABILITIES" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including without limitation all obligations in respect of principal, accrued interest, penalties, fees and premiums.

      "LIBOR" means, on the applicable date, the rate which appears on page 3750 on the Dow Jones Telerate Service, or such other page as may replace page 3750 on that service (rounded up to the nearest 1/100 of 1%), for the purpose of displaying London interbank offered rates of major banks for deposits of United States Dollars.

      "MATERIAL ADVERSE CHANGE" means any change, effect, development, circumstance or condition that, in the aggregate, is materially adverse to the assets, liabilities, condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries taken as a whole or on the ability of the Company or Seller to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute a Material Adverse
Change: (a) any immaterial failure by the Company and/or any of its Subsidiaries to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; or (b) any adverse change, effect, development, circumstance, condition, event, occurrence or state of facts attributable to, resulting from, or relating to (i) the announcement or pendency of the transactions contemplated by this Agreement, (ii) conditions affecting the industry in which the Company and its Subsidiaries participate, the United States economy as a whole, the capital markets in general, or the markets

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in which the Company and its Subsidiaries operate that do not disproportionately affect the Company and its Subsidiaries (other than as a result of the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any other calamity or crisis, including an act of terrorism), (iii) compliance with the terms of, or the taking of any action required by, this Agreement, (iv) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, or (v) actions required to be taken under applicable laws, rules, regulations, contracts or agreements.

      "MATERIAL ADVERSE EFFECT" means any change, effect, development, circumstance or condition that, individually or in the aggregate, is materially adverse to the assets, liabilities, condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries taken as a whole or on the ability of the Company or Seller to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect: (a) any adverse change, effect, development, circumstance, condition, event, occurrence or state of facts primarily attributable to, resulting from, or relating to (i) the announcement or pendency of the transactions contemplated by this Agreement, (ii) compliance with the terms of, or the taking of any action required by, this Agreement, or (iii) any change in accounting requirements or principles required to be adopted by GAAP during the period in which such change occurs.

      "ORDINARY COURSE OF BUSINESS" means the ordinary course of business of the Company and its Subsidiaries in all material respects consistent with past custom and practice.

      "PERSON" means any individual, trust, corporation, partnership, limited partnership, joint venture, limited liability company or other business association or entity, court, governmental body or governmental agency.

      "SELLER DISCLOSURE LETTER" means the disclosure letter delivered to Buyer by Seller concurrently with the execution of this Agreement.

      "SPECIAL INDEMNIFIED LOSSES" means any Adverse Consequences to any Buyer Indemnified Person: (a) to the extent arising from (i) the audit and outstanding IRS correction submission with respect to Seller's 401(k) plan listed on Section 3.13(a) of the Company Disclosure Letter, (ii) In re Electronic Data Systems Corp. "ERISA" Litigation referred to in Section 3.13(a) of the Company Disclosure Letter, or (iii) any defined benefit pension plan maintained by EDS or any Affiliate (other than the Company or any of its Subsidiaries) prior to Closing except to the extent rights or obligations in respect thereof are expressly assumed hereby; (b) relating to the violations of Export Administration Regulations referred to in Section 3.11 of the Company Disclosure Letter, to the extent such Adverse Consequences exceed (i) the reserve specifically allocated thereto on the Year End Balance Sheet minus (ii) the legal fees and disbursements paid by the Company for services performed during the period after the Most Recent Fiscal Year End pursuant to Section 7.5; and
(c) relating to the matters that are the subject of Configuration Data Systems
v. Northrup Grumman Corp. referred to in Section 3.11 of the Company Disclosure Letter.

      "STRADDLE PERIOD" means any Taxable period beginning on or before and ending after

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the Closing Date.

      "SUBLEASES" means the subleases or functionally equivalent agreements, in substantially the form attached hereto as Exhibit C-2, for each of the Co-Located Facilities for which the word "Sublease" appears under the caption "Tenure" on Section 1.1(a) of the Company Disclosure Letter, each to be entered into by Seller or its appropriate Affiliate and the Company or its appropriate Subsidiary on or before the Closing with base rent with respect to each such Sublease as set forth in Section 1.1(a) of the Company Disclosure Letter, associated costs in accordance with past practice, and sublease periods extending to the length of the underlying lease, unless otherwise indicated thereon, in each case unless Buyer and Seller mutually agree otherwise.

      "SUBSIDIARY" means any corporation, limited liability company, limited partnership, partnership, trust or other entity with respect to which another person (a) has the power, directly or indirectly through one or more intermediaries, to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or management committee or similar governing body or (b) directly or indirectly owns at least 50% of the outstanding capital stock or similar ownership interests.

      "TARGET WORKING CAPITAL" means $5,000,000, which amount was calculated using the methodology set forth on Exhibit F.

      "TAX" or "TAXES" means any federal, state, local or foreign income, gross receipts, sales, licenses, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, charge, fee, levy, import or assessment of any kind whatsoever imposed by any federal, state, local, or foreign Taxing authority, including any interest, penalty, or addition thereto, whether disputed or not.

      "TAX RETURN" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

      "TRANSACTION DOCUMENTS" means this Agreement and the Transition Services Agreements and all other documents, instruments and certificates contemplated by this Agreement.

      "TRANSITION SERVICES AGREEMENTS" means the Transition Services Agreement, in a form mutually agreeable to Buyer and Seller, and the Subleases, Lease, if any, and Co-Location Licenses.

      "WORKING CAPITAL" as of a given date means the amount calculated by subtracting certain of the current liabilities of the Company and its consolidated Subsidiaries as of that date from certain of the current assets of the Company and its consolidated Subsidiaries as of that date, and then adding back cash in U.S. bank accounts, in each case using the methodology set forth on Exhibit F and determined in accordance with GAAP, except that the Company's

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restructuring reserve shall not be reduced from levels included in the Year End
Balance Sheet except to the extent of actual cash expenditures made with respect thereto.

      1.2 References and Titles. Any reference to any United States, state, local, or other foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form. Each gender-specific term used herein has a comparable meaning whether used in a masculine, feminine or gender-neutral form. The term "include" and its derivatives shall have the same construction as the phrase "include, without limitation," and its derivatives. The section headings contained in this Agreement are inserted for convenience or reference only and shall not affect in any way the meaning or interpretation of this Agreement. Reference in this Agreement to any legal term for any law, action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept or thing shall in respect of any jurisdiction other than the United States be deemed to include that legal concept or thing in that other jurisdiction which most nearly approximates that United States legal term (in addition to any other analogous legal concept or term specified).

                              2. PURCHASE AND SALE

      2.1 Purchase and Sale of Common Stock. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2.2), (a) Buyer will purchase, and Seller will sell, transfer and assign to Buyer, the Purchased Shares free and clear of all Encumbrances and (b) Buyer shall pay to Seller or its designees by wire transfer of immediately available funds to an account or accounts designated by Seller at least two Business Days prior to the Closing Date an amount equal to Two Billion Fifty Million Dollars ($2,050,000,000.00) (the "PURCHASE PRICE"); provided, that the Purchase Price shall be adjusted (i) on the Closing Date, to reflect a Positive Estimated Working Capital Amount or a Negative Estimated Working Capital Amount as provided in Section 2.3, (ii) after the Closing to reflect a Positive Final Working Capital Amount or a Negative Final Working Capital Amount as provided in Section 2.4, and (iii) after the Closing to reflect payments in respect of Repatriated Amounts and Unrepatriated Amounts as provided in Section 2.5. The Purchase Price shall represent the total amount of consideration paid by Buyer for the Purchased Shares and the separate acquisitions contemplated by Section 8.7 hereof.

      2.2 Closing. (a) Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article 10, and subject to the satisfaction or waiver of the conditions set forth in
Article 9, the closing of the purchase and sale of the Purchased Shares and the other transactions contemplated hereby (the "CLOSING") shall take place at 10:00 a.m., Dallas, Texas time, not later than the fifth Business Day after termination or expiration of the applicable waiting period (and any extension thereof) under the HSR Act, at the offices of Vinson & Elkins L.L.P., 3700 Trammell Crow Center, 2001 Ross Ave., Dallas, Texas 75201-2975, unless another date, time or place is mutually agreed to in writing by Buyer and Seller. If any of the conditions set forth in Article 9 are not satisfied or waived at the time the Closing is to occur pursuant to this Section 2.2, Buyer and Seller may agree to postpone the Closing to a later date (but not later than the Business Day immediately prior to the Termination Date). The date and time on which the Closing occurs is the "CLOSING

DATE."

            (b) If the conditions set forth in Article 9 (other than the conditions set forth in Sections 9.1(c) and 9.2(c)) have been met, and the conditions set forth in Sections 9.1(c) or 9.2(c) have not been met with respect to the stock or assets and liabilities of the Company or any of its Subsidiaries in any non-US jurisdiction, or if any other consents required by law to effect the change of control of such stock or assets and liabilities have not been received (in each case excluding separate foreign acquisitions contemplated by Section 8.7 hereof) and (i) the affected assets constitute less than 5% of the Company's consolidated assets and (ii) the revenues generated by such assets constituted less than 5% of the Company's consolidated revenues in 2003, then
(x) Buyer may notify Seller it wishes the Closing to proceed, in which case the Closing shall proceed and Buyer shall indemnify Seller for all Adverse Consequences resulting from the failure to have obtained such consents or (y) Seller may notify Buyer that it wishes the Closing to proceed, in which case the Closing shall proceed and Seller shall indemnify Buyer for all Adverse Consequences resulting from the failure to have obtained such consents. If the Closing occurs under such circumstances, until the required consents have been received, the Company and its Subsidiaries shall cooperate with Buyer in any lawful arrangement that is not unduly economically burdensome under which Buyer receives the benefits of such stock or assets and is allowed to perform its obligations under the related liabilities, to the same extent as if such stock or assets were transferred with the purchase of the Purchased Shares at Closing. The parties agree to undertake commercially reasonable efforts to obtain such consents and satisfy such conditions as soon as practicable following the Closing Date.

      2.3 Working Capital Adjustment. (a) No later than three Business Days before the Closing Date, the Company shall, and Seller shall cause the Company to, deliver to Buyer (i) a good faith estimate of the consolidated balance sheet for the Company and its Subsidiaries as of 11:59 p.m. on the last day of the fiscal month that ended at least five Business Days before the Closing Date and prepared in accordance with GAAP consistently applied with the Year End Balance Sheet (the "CLOSING BALANCE SHEET"), (ii) a good faith estimate of Working Capital based on the Closing Balance Sheet and using the methodology set forth on Exhibit F, provided that the Company shall adjust such estimates as reasonably agreed by Buyer and Seller to account for expected changes in Working Capital between the date of the Closing Balance Sheet and the Closing Date that are not properly included or excluded therefrom (the "ESTIMATED WORKING CAPITAL"), and (iii) a certificate of the chief executive officer and the chief financial officer of the Company certifying that the Estimated Working Capital and the Closing Balance Sheet have been estimated and calculated in accordance with this Agreement. If the Estimated Working Capital less the Target Working Capital is a positive number (a "POSITIVE ESTIMATED WORKING CAPITAL AMOUNT"), then the Purchase Price payable by Buyer on the Closing Date shall be increased by an amount equal to the Positive Estimated Working Capital Amount. If the Estimated Working Capital less the Target Working Capital is a negative number (a "NEGATIVE ESTIMATED WORKING CAPITAL AMOUNT"), then the Purchase Price payable by Buyer on the Closing Date shall be decreased by an amount equal to the absolute value of the Negative Estimated Working Capital Amount.

            (b) No later than 90 days after the Closing Date, the Company shall, and Buyer shall cause the Company to, prepare and deliver to Seller (i) a consolidated balance sheet for the Company and its Subsidiaries as of 11:59 p.m. on the date immediately prior to the

Closing Date (the "FINAL BALANCE SHEET"), and (ii) a statement of Working Capital as of 11:59 p.m. on the date immediately prior to the Closing Date based on the Final Balance Sheet and using the methodology set forth on Exhibit F (the "WORKING CAPITAL STATEMENT"). The Final Balance Sheet shall be prepared in accordance with GAAP consistently applied and shall fairly present the financial position of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date. If within 30 days following delivery of the Working Capital Statement to Seller, Seller has not given Buyer written notice of its objection to the Working Capital Statement (such notice must contain a statement describing the basis of such objection), then the Working Capital reflected on the Working Capital Statement shall be deemed final and conclusive and shall be the "FINAL WORKING CAPITAL." If Seller gives such written notice of objection within such 30 day period, then the issues in dispute shall be submitted for resolution to a "big four" accounting firm to be selected jointly by Seller and Buyer within the following 15 days (the "REFEREE"). The Referee shall determine the Final Working Capital within 30 days after the dispute is submitted to it. If issues in dispute are submitted to the Referee for resolution, (A) each Party shall furnish to the Referee such work papers and other documents and information relating to the disputed issues as the Referee may request and are available to that Party or its Subsidiaries (or its independent auditors), shall be afforded the opportunity to present to the Referee any material relating to the determination of Final Working Capital and to discuss such determination with the Referee, and shall otherwise cooperate with the Referee and the other Parties to enable the Referee to make its determination as soon as practicable,
(B) the determination by the Referee of Final Working Capital, as set forth in a written notice delivered to both Parties by the Referee, shall be binding and conclusive on the Parties (except in the event of fraud), and (C) Seller and Buyer shall each bear one-half of the fees and expenses of the Referee for such determination.

      2.4 Post-Closing Payment. In the event that the Final Working Capital less the Estimated Working Capital is a positive number, then Buyer shall pay to Seller an amount equal to the Final Working Capital Adjustment Amount. In the event that the Final Working Capital less the Estimated Working Capital is a negative number, then Seller shall pay to Buyer an amount equal to the absolute value of the Final Working Capital Adjustment Amount. Any required payment shall be made by Buyer or Seller, as the case may be, on the third Business Day following the determination of Final Working Capital, in immediately available funds by wire transfer to such bank account or accounts as the other Party may specify.

      2.5 Foreign Cash Adjustment.

            (a) Closing Cash Schedule. No later than 30 days after the Closing Date, the Company shall, and Buyer shall cause the Company to, prepare and deliver to Seller (i) a statement of the amount, in local currencies, of cash and cash equivalents held in each country other than the United States by the Company or any of its Subsidiaries as of 11:59 p.m. on the date immediately prior to the Closing Date (the "CLOSING CASH SCHEDULE"). If within 30 days following delivery of the Closing Cash Schedule to Seller, Seller has not given Buyer written notice of its objection to the Closing Cash Schedule (such notice must contain a statement describing the basis of such objection), then the Closing Cash Schedule shall be deemed final and conclusive and shall be the "FINAL CLOSING CASH SCHEDULE." If Seller gives such written notice of objection within such 30 day period, then the issues in dispute shall be submitted for resolution to a "big four" accounting firm to be selected jointly by Seller and Buyer within the following 15 days (the "REFEREE"). The Referee shall determine the Final Closing Cash Schedule within 30 days after the dispute is submitted to it. If issues in dispute are submitted to the Referee for resolution, (A) each Party shall furnish to the Referee such work papers and other documents and information relating to the disputed issues as the Referee may request and are available to that Party or its Subsidiaries (or its independent auditors), shall be afforded the opportunity to present to the Referee any material relating to the determination of the Final Closing Cash Schedule and to discuss such determination with the Referee, and shall otherwise cooperate with the Referee and the other Parties to enable the Referee to make its determination as soon as practicable, (B) the determination by the Referee of the Final Closing Cash Schedule, as set forth in a written notice delivered to both Parties by the Referee, shall be binding and conclusive on the Parties (except in the event of fraud), and (C) Seller and Buyer shall each bear one-half of the fees and expenses of the Referee for such determination.

            (b) Facilitation of Repatriation. Buyer and the Company shall cooperate with Seller's reasonable requests to facilitate the repatriation to the United States of cash and cash equivalents included on the Final Closing Cash Schedule during the 180 day period after the Closing Date.

            (c) Monthly Repatriation Payments. If the Final Closing Cash Schedule has been determined prior to any of the first five calendar month ends after the Closing Date, then no later than 30 days after such month end, the Company shall, and Buyer shall cause the Company to, prepare and deliver to Seller a statement (a "MONTHLY REPATRIATION SCHEDULE") of the amount in U.S. dollars repatriated to the United States on or prior to such month end from each foreign country identified on the Closing Cash Schedule with respect to the cash and cash equivalents in local currencies included on the Closing Cash Schedule, net of all Adverse Consequences related to such repatriation (the sum of such net amounts, the "INTERIM REPATRIATED AMOUNT"), and Buyer shall pay to Seller an amount equal to the difference between (i) the Interim Repatriated Amount as of such month end and (ii) the aggregate amount previously paid pursuant to this
Section 2.5(c), in immediately available funds by wire transfer to such bank account or accounts as the other Party may specify.

            (d) Repatriation Schedule. No later than 210 days after the Closing Date, the Company shall, and Buyer shall cause the Company to, prepare and deliver to Seller a statement (the "REPATRIATION SCHEDULE") of (i) the amount in U.S. dollars repatriated to the United States from each foreign country identified on the Closing Cash Schedule on or prior to the 180th day after the Closing Date with respect to the cash and cash equivalents in local currencies included on the Closing Cash Schedule, net of all Adverse Consequences related to such repatriation (the sum of such net amounts, the "REPATRIATED AMOUNT") and
(ii) the amount in U.S. dollars not repatriated to the United States from each foreign country identified on the Closing Cash Schedule on or prior to the 180th day after the Closing Date with respect to the cash and cash equivalents in local currencies included on the Closing Cash Schedule (the sum of such amounts, the "UNREPATRIATED AMOUNT"). If within 30 days following delivery of the Repatriation Schedule to Seller, Seller has not given Buyer written notice of its objection to the Repatriation Schedule (such notice must contain a statement describing the basis of such objection), then the Repatriation Schedule, the Repatriated Amount and the Unrepatriated Amount shall be deemed final and conclusive and shall be the "FINAL REPATRIATION SCHEDULE," the "FINAL REPATRIATED AMOUNT" and the "FINAL UNREPATRIATED AMOUNT," respectively. If Seller gives such written notice of objection within such 30 day period, then the issues in dispute shall be submitted for resolution to a "big four" accounting firm to be selected jointly by Seller and Buyer within the following 15 days (the "REFEREE"). The Referee shall determine the Final Repatriation Schedule, Final Repatriated Amount and Final Unrepatriated Amount within 30 days after the dispute is submitted to it. If issues is dispute are submitted to the referee for resolution, (A) each Party shall furnish to the Referee such work papers and other documents and information relating to the disputed issues as the Referee may request and are available to that Party or its Subsidiaries (or its independent auditors), shall be afforded the opportunity to present to the Referee any material relating to the determination of the Final Repatriation Schedule, Final Repatriated Amount and Final Unrepatriated Amount and to discuss such determination with the Referee, and shall otherwise cooperate with the Referee and the other Parties to enable the Referee to make its determination as soon as practicable, (B) the determination by the Referee of the Final Repatriation Schedule, Final Repatriated Amount and Final Unrepatriated Amount, as set forth in a written notice delivered to both Parties by the Referee, shall be binding and conclusive on the Parties (except in the event of fraud), and (C) Seller and Buyer shall each bear one-half of the fees and expenses of the Referee for such determination.

            (e) Final Payment. On the third Business Day following the determination of the Final Repatriated Amount and Final Unrepatriated Amount, Buyer shall pay to Seller an amount equal to (i) the difference between (A) the sum of (1) the Final Repatriated Amount plus (2) the lesser of (x) $2,500,000 or
(y) 20% of the Final Unrepatriated Amount and (B) the amounts previously paid pursuant to Section 2.5(c), in immediately available funds by wire transfer to such bank account or accounts as the other Party may specify.

      2.6 Access. Buyer will make available (or cause to be made available) to Seller and its auditors and advisors all records and work papers used in preparing the Working Capital Statement, the Closing Cash Schedule or the Repatriation Schedule in connection with its reviews thereof in accordance with
Section 2.4 or Section 2.5.

3. REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

      Seller and the Company hereby jointly and severally represent and warrant to Buyer, as of the date of this Agreement and as of the Closing Date, that:

      3.1 Organization, Qualification and Authority.

            (a) The Company. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to carry on the business in which it is presently engaged and to own and use the properties presently owned and used by it. True and correct copies of the Company's certificate of incorporation and bylaws, as amended to date, have been made available to Buyer. The Company is qualified to conduct business and is in good standing or is active, as the case may be, under the laws of each jurisdiction wherein the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

            (b) Subsidiaries. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, membership interest, partnership interest, joint venture interest or other equity ownership interest in any other Person. Each Subsidiary of the Company is either wholly owned by the Company or a Subsidiary of the Company as indicated in Section 3.1(b) of the Company Disclosure Letter, except as set forth in Section 3.1(b) of the Company Disclosure Letter. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, each of the Subsidiaries identified in Section 3.1(b) of the Company Disclosure Letter is qualified to conduct business and is in good standing or is active, as the case may be, under the laws of each jurisdiction wherein the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company's Subsidiaries has all requisite corporate or other organizational power and authority to carry on the business in which it is presently engaged and to own and use the properties presently owned and used by it. Each of the outstanding shares of capital stock of each of the Subsidiaries is duly authorized, validly issued, fully paid and, except for the Subsidiaries organized outside of the United States and identified on Section 3.1(b) of the Company Disclosure Letter, nonassessable, and the Company is the beneficial owner of all of the capital stock or similar ownership interests in the Company's Subsidiaries and holds such stock or interests free and clear of all Encumbrances.

      3.2 Capitalization. Section 3.2 of the Company Disclosure Letter sets forth (a) the authorized capital stock of the Company, (b) the number of issued and outstanding shares of each class of the authorized capital stock of the Company, all of which are owned of record by Seller, and (c) all of the current directors and other executive officers of the Company. All of the issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid, and nonassessable. Except as set forth on Section 3.2 of the Company Disclosure Letter, there are no currently outstanding or authorized options, warrants, rights, contracts, rights of first refusal or first offer, calls, preemptive rights, puts, rights to subscribe, conversion rights, voting trusts, registration rights or other agreements or commitments providing for the issuance, disposition, or acquisition of any of the Company's Common Stock or securities convertible into or exchangeable for its Common Stock, or for the issuance, disposition, or acquisition of any of the capital stock or similar outstanding ownership interests of the Company's Subsidiaries or securities convertible into or exchangeable for any of the capital stock or similar outstanding ownership interests of the Company's Subsidiaries. There are no outstanding or authorized equity appreciation, phantom equity, or similar rights with respect to the Company or any of its Subsidiaries. As of the Closing, the Purchased Shares will represent all of the then issued and outstanding capital stock of the Company.

      3.3 Authorization; Valid and Binding Agreement. The execution, delivery and performance by the Company of the Transaction Documents to be executed by the Company and the consummation of the transactions contemplated thereby have been duly and validly authorized by all requisite corporate action of the Company, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of the Transaction Documents to be executed by the Company. The Transaction Documents to be executed by the Company have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties thereto, constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

      3.4 Noncontravention; Consents.

            (a) Noncontravention. Except as set forth on Section 3.4(a) of the Company Disclosure Letter, and except where the failure of any of the following to be true could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution and the delivery of the Transaction Documents by the Company and Seller and the consummation by them of the transactions contemplated thereby will not (i) violate or conflict in any way with any statute, regulation, law, rule, ordinance or common law doctrine applicable to the Company or its Subsidiaries, (ii) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which the Company or any of its Subsidiaries is subject or any provision of the Company's or any of its Subsidiaries' certificate of incorporation, bylaws or similar organizational documents, (iii) result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or approval under, (a) any Contract (as defined in Section 3.10(a)), or (b) other lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound, or (iv) result in the loss of any benefit to the Company or any Subsidiary or in the creation of any Encumbrance on the Purchased Shares or on any assets or properties of the Company or any Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease license, permit, franchise or other instrument to which Seller, the Company, or any Subsidiary is a party or by which any of such assets or properties is bound or affected.

            (b) Consents. Except as set forth on Section 3.4(b) of the Company Disclosure Letter, except where the failure of any of the following to be true could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except for the applicable requirements of the HSR Act or any similar competition or foreign investment laws in any foreign jurisdiction ("COMPETITION LAWS"), the Company and its Subsidiaries are not required to submit any notice, report or other filing with any governmental authority in connection with the execution, delivery or performance by them of this Agreement or the consummation of the transactions contemplated hereby, and no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by them in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

      3.5 Financial Statements, Books and Records.

            (a) The Company has provided Buyer with the following financial statements, with respect to each such period which has been completed (collectively the "FINANCIAL STATEMENTS"): (i) audited consolidated balance sheets as of December 31, 2002, and December 31, 2003 (the "YEAR END BALANCE SHEET"), and related audited consolidated statements of income and cash flows of the Company and its Subsidiaries for the fiscal years ended December

31, 2001, December 31, 2002, and December 31, 2003 (the "MOST RECENT FISCAL YEAR END"); and (ii) monthly unaudited financial statements of the Company and its Subsidiaries in the form customarily prepared by management for internal use for each complete month beginning January 1, 2004 (the "MONTHLY STATEMENTS"). The Financial Statements (other than the Monthly Statements), including the notes thereto, have been prepared in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein. The Monthly Statements have been prepared in accordance with the methods customarily employed by the Company for the preparation of monthly financial statements. The Company received certain allocated charges and credits during the fiscal year ended December 31, 2003, as reflected in note 10 to the Financial Statements for such period and the summary detail of which is described in Section 3.5 of the Company Disclosure Letter. Such charges and credits, while believed by Seller to be reasonable, do not necessarily reflect the amounts which would have resulted from arm's length transactions.

            (b) As of the date of this Agreement, there are no Liabilities of the Company or any of its Subsidiaries that are reasonably expected to have a Material Adverse Effect other than Liabilities: (i) reflected or reserved against on the Year End Balance Sheet (or the notes thereto); (ii) incurred since the Latest Balance Sheet Date solely in the Ordinary Course of Business;
(iii) incurred under the Transaction Documents; (iv) that are disclosed in this
Article 3 or the Company Disclosure Letter or (v) with respect to Taxes.

      3.6 Recent Events. Except as set forth on Section 3.6 of the Company Disclosure Letter, since the Most Recent Fiscal Year End through the date of this Agreement, the Company and its Subsidiaries have been operated solely in the Ordinary Course of Business and have not experienced or suffered any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth in Section 3.6 of the Company Disclosure Letter, since the Most Recent Fiscal Year End, none of the Company or any of its Subsidiaries, or (on behalf of the Company or any of its Subsidiaries) Seller or any of its Subsidiaries, has:

            (a) borrowed any amount or incurred or become subject to any material liabilities, other than (i) liabilities incurred in the Ordinary Course of Business and borrowings from Seller necessary to meet working capital requirements in the Ordinary Course of Business, (ii) liabilities under the Transaction Documents, (iii) liabilities for fees and expenses incurred in connection with the transactions contemplated in the Transaction Documents or the alternative sale of a minority interest in the Company or initial public offering of the Company's common stock, and (iv) liabilities that are not material to the financial condition or operating results of the Company and its consolidated Subsidiaries, taken as a whole;

            (b) sold, leased, licensed, transferred, assigned, abandoned or permitted to lapse any material assets, rights or properties, tangible or intangible, in whole or in part, other than in the Ordinary Course of Business;

            (c) amended its certificate of incorporation, bylaws, or similar organizational documents or the terms of any of its capital stock or similar ownership interests, or issued, sold or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities, or paid any dividend;

            (d) experienced any material damage, destruction, or loss (whether or not covered by insurance) to any material assets (other than ordinary wear and tear); or

            (e) made or committed to make any capital expenditures (including capital leases but excluding operating leases and capitalized internal software costs) for a single project in excess of $1,000,000 or entered into any other material transaction outside the Ordinary Course of Business;

            (f) agreed to complete or completed any acquisition (by merger, consolidation, or acquisition of stock or assets) of any Person or division thereof for a purchase price in excess of $1,000,000;

            (g) increased the compensation payable or paid, whether conditionally or otherwise, to any director, officer, employee, consultant or agent other than in the Ordinary Course of Business or pursuant to the Executive Employment Agreement, amended the Executive Employment Agreement, or entered into or amended arrangements requiring severance, change of control or other payments in connection with the transactions contemplated hereby;

            (h) permitted the creation of any Encumbrances on any properties or assets (whether tangible or intangible) other than (i) Encumbrances that will be released at or prior to the Closing and (ii) Encumbrances on assets having a value not exceeding $500,000 in the aggregate;

            (i) after the date of this Agreement, modified, amended, assigned, terminated (other than by expiration) or relinquished any Contract, other than in the Ordinary Course of Business; or

            (j) entered any agreement to take any actions specified in this
Section 3.6.

      3.7 Tax Matters.

            (a) Tax Returns. Except as set forth on Section 3.7(a) of the Company Disclosure Letter, the Company, its Subsidiaries and each affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member have timely filed all material Tax Returns that were required to be filed on or prior to the date hereof. All such Tax Returns were correct and complete in all material respects for the periods covered thereby, and all material Taxes that have become due, whether or not shown to be due on such Tax Returns, have been paid prior to their due dates. Except for Taxes that are being contested in good faith, the Company and its Subsidiaries withheld and paid when due (or set aside in accounts for such purpose) all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, foreign payee or other third party.

            (b) Tax Liens. There are no liens for Taxes (other than for current Taxes not yet due and payable and for Taxes that are being contested in good faith) on any assets of the

Company or any of its Subsidiaries.

            (c) Audits. Except as set forth on Section 3.7(c) of the Company Disclosure Letter, no audits or other administrative proceedings or any court proceedings are currently pending or have been threatened in writing with regard to any Taxes or Tax Return of the Company or any Subsidiary.

            (d) Tax Sharing Agreements. Except as set forth in Section 3.7(d) of the Company Disclosure Letter, none of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement.

            (e) Consolidated Return Liability. Except as set forth on Section 3.7(e) of the Company Disclosure Letter, none of the Company and its Subsidiaries on or after January 1, 1996 (i) has been a member of an "affiliated group," as defined in Section 1504(a) of the Code, filing a consolidated federal income Tax Return (other than a group the common parent of which is Seller, the Company, or any Subsidiary of the Company) or (ii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries and the members of the affiliated group the common parent of which is Seller) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign law), as transferee or successor, by contract or otherwise.

            (f) Adjustments. None of the Company and its Subsidiaries is or has been required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or foreign Tax law by reason of any change in any accounting methods, or will be required to make such an adjustment as a result of the transactions contemplated herein, and there is no application pending with any taxing authority requesting permission for any changes in any of its accounting methods for Tax purposes. To the Knowledge of the Company, no taxing authority has in writing proposed any such adjustment or change in accounting method.

            (g) Post-Closing Inclusions. Except as set forth on Section 3.7(g) of the Company Disclosure Letter, none of the Company and its Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income, or will be subject to any Tax, for any taxable period (or portion thereof) ending after the Closing Date as a result of
(i) any closing agreement with any taxing authority (other than a closing agreement relating to a Seller Consolidated Return) executed on or prior to the Closing Date, or (ii) an installment sale or open transaction disposition made on or prior to the Closing Date.

            (h) Parachute Payments. None of the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that, as a result of the transactions contemplated by this Agreement, will result in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign tax law).

            (i) Subpart F Income. During the period beginning January 1, 2004 and ending on the Closing Date, none of the Subsidiaries will generate any material subpart F income

(as defined in section 952(a) of the Code) outside the Ordinary Course of Business.

      3.8 Properties.

            (a) Except for the property addressed in Section 3.9, each of the Company and its Subsidiaries has indefeasible title to, or valid leasehold interests in, all of its properties and assets, free and clear of all Encumbrances. Sections 3.8(a)(i) of the Company Disclosure Letter sets forth a list of all owned real property of the Company and its Subsidiaries, and Section 3.8(a)(ii) of the Company Disclosure Letter sets forth a list of all leased real property of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is not in default of any material obligations of any material real property leases to which it is a party, and all such material leases are in full force and effect. Seller and its Affiliates are not in default of any material obligations of any real property leases to which any of them is a party and with respect to which the Company or one of its Subsidiaries will be a party to a Sublease in accordance with this Agreement that is material to the Business, and all such leases are in full force and effect.

            (b) The assets (including intangible assets), rights and properties of the Company and its Subsidiaries include all of the assets, rights or properties of any kind that are material to or necessary for the Business as it is now conducted and is currently intended to be conducted.

      3.9 Intellectual Property; Software.

            (a) Intellectual Property.

                  (i) Status. Set forth on Section 3.9(a) of the Company Disclosure Letter is a true and complete list of all patents, patent applications, registered trademarks and service marks, unregistered trademarks and service marks, trademark and service mark applications, trade names, domain names and copyright registrations currently owned by the Company and its Subsidiaries (together with all other Intellectual Property Rights owned by the Company or its Subsidiaries, the "OWNED INTELLECTUAL PROPERTY"). Set forth on
Section 3.9(a) of the Company Disclosure Letter is a true and complete list of all material royalty-bearing licenses to the Company and its Subsidiaries relating to Intellectual Property Rights currently used in the Business of the Company and its Subsidiaries (all items so listed or required to be so listed, the "LICENSED INTELLECTUAL PROPERTY"). The Owned Intellectual Property is subsisting and valid. Except as set forth in Section 3.9(a) of the Company Disclosure Letter, no action, suit, proceeding, complaint, claim or demand is pending or, to the Knowledge of the Company, threatened, which challenges the validity, enforceability or ownership of the Owned Intellectual Property. Except as set forth in Section 3.9(a)(i) of the Company Disclosure Letter and to the Knowledge of the Company, (i) no party to any license, sublicense, agreement or permission covering the Licensed Intellectual Property is in breach or default and (ii) all such agreements or permissions are legal, valid, binding, enforceable against all parties thereto, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the rights and remedies of creditors generally and the general principles of equity. Except as set forth in Section 3.9(a)(i) of the Company Disclosure Letter, no action, suit, proceeding, complaint, claim or demand is pending or, to the Knowledge of the Company, threatened, which challenges the validity, enforceability or legality of any agreement granting the Company the right to exploit the

Licensed Intellectual Property.

                  (ii) Ownership/Right to Use. The Company or one of its Subsidiaries owns, or has the license or right to use (without additional license fees or royalties other than in Contracts identified in Section 3.10(a) of the Company Disclosure Letter) in the United States and in any foreign country in which the Company and its Subsidiaries conduct business, all Intellectual Property Rights currently used to conduct the Business as currently conducted, except for such licenses the lack of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.9(a)(ii) of the Company Disclosure Letter, all Intellectual Property Rights owned by the Company or its Subsidiaries, or used by the Company or its Subsidiaries in the Business immediately prior to the Closing, will be owned or available for use by the Company or its Subsidiaries on identical terms immediately subsequent to the Closing free and clear of any Encumbrances.

                  (iii) No Infringement. To the Knowledge of the Company, the Business as currently conducted by the Company or any of its Subsidiaries does not Infringe any Intellectual Property Rights of any other Person, and except as disclosed in Section 3.9(a)(iii) of the Company Disclosure Letter the Company has not received within the last twelve (12) months prior to the date of this Agreement (or earlier, if the allegations in such notices remain unresolved) any written notices of any infringement or violation by the Company or any of its Subsidiaries (including invitations for a license) with respect to the Intellectual Property Rights of any Person. To the Knowledge of the Company and except as disclosed in Section 3.9(a)(iii) of the Company Disclosure Letter, no Person is Infringing the Intellectual Property Rights owned or exclusively licensed to the Company or any of its Subsidiaries.

                  (iv) Assignment. The Company and its Subsidiaries have a standard practice of obtaining, and to the Knowledge of the Company, have obtained from each employee and independent contractor a written agreement under which each such person or entity is obligated to disclose, transfer, and fully assign, to the Company, without receipt by such person of any additional value therefor (other than such person's contract, employment, normal salary, and benefits) any inventions, developments, and discoveries, and/or Intellectual Property Rights, which during the period of employment or engagement with or by the Company and its Subsidiaries, he or she, makes or conceives of, either solely or jointly with others, that relate to any subject matter with which his or her work for the Company or its Subsidiaries may be concerned, or relate to or are connected with the present or anticipated business, products, services, or projects of the Company or its Subsidiaries, or involve the use of the Company's or its Subsidiaries, time, materials, or facilities.

                  (v) Confidential Information. The Company and its Subsidiaries have a standard written practice of obtaining, and to the Knowledge of the Company, have obtained legally binding written confidentiality agreements containing reasonable protective terms from all employees, independent contractors, and third persons, with whom the Company and its Subsidiaries have shared material, confidential, and/or proprietary information: (i) of the Company or its Subsidiaries; or (ii) received from others which the Company or its Subsidiaries are obligated to treat as confidential, which agreements require such employees and third parties to keep such information confidential. The Company has not taken any action to jeopardize its trade secrets embodied in any of its material software products.

            (b) Software.

                  (i) "OWNED SOFTWARE" means all computer programs and/or software programs (including, but not limited to, all source code, object code, firmware, programming tools and/or documentation and related materials), including without limitation, computer programs used by the Company in the planning, development, testing and/or acceptance phase, owned or purported to be owned by the Company or any of its Subsidiaries. "LICENSED SOFTWARE" means all material computer programs and/or software programs (including, but not limited to, all source code, object code, firmware, programming tools and/or documentation and related materials) licensed to and used by the Company or any of its Subsidiaries by any third party (other than any off-the-shelf computer programs licensed to the Company or any of its Subsidiaries under a shrink wrap license) (the Licensed Software and the Owned Software, the "SOFTWARE").

                  (ii) Except as set forth on Section 3.9(b)(ii) of the Company Disclosure Letter and except for Licensed Software incorporated into the Business's products free and clear of any obligation on the part of the Company other than for payments (which are up to date), confidentiality and other covenants contained in the applicable license agreements regarding the Licensed Software, the Company, directly or through its Subsidiaries, owns all right, title and interest, and has the right to sell, license, transfer, assign, convey, use, and otherwise exploit all of the Owned Software, free and clear of all Encumbrances. The Company, directly or through its Subsidiaries, is in actual possession of or has necessary control over: (i) the source code and object code and all related materials for each computer program included in the Owned Software; and (ii) the object code and, to the extent required for the use of the Software as currently used in the Business or as currently offered to the Business's customers or potential customers, the source code, for each computer program included in the Licensed Software. Except where the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company, directly or through its Subsidiaries, is in possession of or has necessary control over all documentation (including, without limitation, all related engineering specifications, program flow charts, installation and user manuals) and know-how required for the use and revision of the Software as currently used, or that is being designed and/or developed, in the Business or as currently offered to the Business's customers or potential customers. Except for computer programs described in Section 3.9(b)(ii) of the Company Disclosure Letter, the Software constitutes all the computer programs necessary to conduct the Business as currently conducted by the Company and its Subsidiaries. Except as set forth in Section 3.9(b)(ii) of the Company Disclosure Letter, other than pursuant to agreements entered into in the Ordinary Course of Business, no person other than the Company and its Subsidiaries has any material ownership right or interest in or with respect to the Owned Software or any rights to sell, license, transfer, use or otherwise exploit the Owned Software.

                  (iii) Since the Company and its Subsidiaries have owned the Owned Software, the Company and its Subsidiaries have disclosed source code to the Owned Software only pursuant to written confidentiality terms that reasonably protect the Company's rights in such Owned Software. To the Knowledge of the Company, except as disclosed in accordance with such confidentiality agreements or valid source code escrow agreements or except as set forth in
Section 3.9(b)(iii) of the Company Disclosure Letter, no Person (other than Company and its Subsidiaries) is in possession of any source code for any computer program included in the Owned Software or has any rights to the same.

                  (iv) Except as set forth on Section 3.9(b)(iv) of the Company Disclosure Letter, neither the Company or any Subsidiary is obligated to support or maintain any of the Owned Software except pursuant to agreements terminable by the Company (other than for cause) on a periodic basis and that provide for periodic payments to the Company for such services.

                  (v) To the Knowledge of the Company, the Owned Software and all software products of the Company and its Subsidiaries function in accordance with their documentation in all material respects, and to the Knowledge of the Company, do not Infringe on the Intellectual Property Rights of any Person. Neither the Company nor any Subsidiary is or is alleged to be in material breach of any license to the Owned Software.

                  (vi) None of the Owned Software or any software products of the Company or its Subsidiaries, except as disclosed in the documentation for such Owned Software or software products or in any license agreements therefor, contain any time bomb, virus, worm, trojan horse, back door, drop dead device, or any other code that would interfere with the normal operation of the same, would allow circumvention of security controls for the same, or that is intended to cause damage to hardware, software or data.

                  (vii) The Owned Software is Year 2000 Compliant and does not use windowing or any other Year 2000 remediation technique that is subject to expiration within 10 years of the date of this Agreement. For purposes of this Agreement, "YEAR 2000 COMPLIANT" means that neither performance nor functionality will be adversely affected by dates prior to, during or after the year 2000 and that the year 2000 will be recognized as a leap year.

                  (viii) No Federal, state, local or other governmental entity nor any university, college, or academic institution has rights in Owned Software other than pursuant to a valid, nonexclusive license granted by the Company.

      3.10 Contracts.

            (a) Material Contracts. Section 3.10(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each of the contracts, agreements, leases, subleases, licenses, sublicenses, plans, arrangements, commitments and other documents and instruments of the following types (each as required to be so listed, a "CONTRACT"):

(x) to which the Company or any of its Subsidiaries is a party:

                  (i) any material written arrangement or agreement with any of the Persons identified in Section 3.19(a) of the Company Disclosure Letter;

                  (ii) any material written arrangement concerning a partnership, limited liability company, joint venture or business alliance;

                  (iii) any material written arrangement or agreement with any of the

Persons identified in Section 3.19(b) of the Company Disclosure Letter;

                  (iv) any contract for the employment of any officer of the Company or its Subsidiaries on a full-time or consulting basis, and any arrangement requiring severance, change of control or other payments in connection with the transactions contemplated hereby;

                  (v) any written agreement or commitment with respect to the lending or investing of funds by the Company to or in other Persons;

                  (vi) any written material agreement or commitment with Seller or any officer, director, or Affiliate of the Company or a Subsidiary that will not terminate automatically upon the Closing;

                  (vii) any agreement for the acquisition or disposition of a business or business line (by way of stock purchase, asset purchase, merger, consolidation or other business combination) for a purchase price of $25 million or more entered into on or after January 1, 1999 under which the Company or any of its Subsidiaries is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise;

                  (viii) any contracts or agreements containing covenants restricting the Company or any of its Subsidiaries from engaging in any line of business or competing with any Person; and

                  (ix) any credit agreement, loan agreement, guarantee, note or other evidence of Indebtedness or agreement providing for Indebtedness; and

(y) which relates to the Business and to which both (i) Seller or any Seller Subsidiary is a party, and (ii) any of General Motors, its Subsidiaries, or the U.S. federal government is a party.

            (b) No Breach. The Company has made available to Buyer a correct and complete copy of each arrangement (including all amendments thereto) listed or required to be listed in Section 3.10(a) of the Company Disclosure Letter. With respect to each arrangement so listed or required to be listed: (i) the written arrangement is legal, valid, binding and enforceable against the Company or a Subsidiary (as the case may be) and, to the Company's Knowledge, legal, valid, binding and enforceable against each other party thereto, in each case except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the rights and remedies of creditors generally and the general principles of equity; and (ii) neither the Company nor a Subsidiary (as the case may be) nor any other party is in breach or default, except for such breaches, defaults, terminations, modifications or accelerations that have been cured or waived or that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

      3.11 Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter, there are no actions, suits, proceedings, claims, arbitrations or investigations (collectively, "ACTIONS") pending or, to the Company's Knowledge, threatened against or involving the Company or any Subsidiary, or any of the assets, rights or properties of the Company or any Subsidiary, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, domestic or foreign, or any arbitral or other forum, that (a) could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) could reasonably be expected to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated hereby or (c) could reasonably be expected to result in any change in the current equity ownership of the Company or any Subsidiary, nor, to the Company's Knowledge, is there any basis for any of the foregoing. Neither the Company nor any Subsidiary, nor any of the assets or properties of the Company or any Subsidiary, is subject to any outstanding judgment, order or decree, stipulation, charge, injunction or other restriction of any court or any of the other foregoing bodies.

      3.12 Employees; Employment Matters.

            (a) Collective Bargaining Agreements. Except as set forth on Section 3.10(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement.

            (b) Compliance with Laws. To the Company's Knowledge, the Company and its Subsidiaries have materially complied with all applicable laws relating to labor or labor relations and employment standards, including any provisions thereof relating to wages, hours, overtime pay, immigration control, employee safety, termination pay, vacation pay, fringe benefits, employee benefits, collective bargaining and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto, except where such noncompliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the Company's Knowledge, neither the Company nor any Subsidiary is liable for any arrearage, or any costs or penalties for failure to comply with any of the foregoing.

            (c) Employment Claims. As of the date of this Agreement, except as set forth on Section 3.12(c) of the Company Disclosure Letter, no charge or complaint of employment discrimination or other similar charge or complaint against the Company or any Subsidiary has been filed with any local, state or federal agency, or any court, during the last twelve (12) months, or is pending before any such agency or court or, to the Knowledge of the Company, is threatened.

      3.13 Employee Benefit Plans.

            (a) ERISA. Set forth on Section 3.13(a) of the Company Disclosure Letter is a complete and accurate list of all "pension plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (the "U.S. PENSION PLANS"), "welfare plans" (as defined in Section 3(1) of ERISA) (the "U.S. WELFARE PLANS"), and, without limitation, all stock purchase, stock option, restricted stock or other equity-based plans, deferred compensation plans or arrangements, severance, employment, change-in-control, collective bargaining, bonus, incentive, employee loan, and all other employee fringe benefit plans, arrangements, and general employee benefit plans under which (i) any current or former U.S. employee, director or consultant of the Company or its Subsidiaries has any present or future right to benefits and which are contributed to, sponsored by, or maintained by the Company or its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability.

The U.S. Pension Plans, the U.S. Welfare Plans, and the other foregoing plans, agreements, programs, policies, and arrangements are collectively referred to as the "U.S. PLANS." Each of the U.S. Pension Plans that is intended to be qualified under section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or has submitted a request for such a letter within the applicable remedial amendment period. To the Knowledge of the Company and except as set forth on Section 3.13(a) of the Company Disclosure Letter, nothing has occurred, whether by action or failure to act that could reasonably be expected to cause a loss of such qualification. The U.S. Plans comply in form and operation in all material respects with the requirements of the Code and ERISA.

            (b) Foreign Benefit Plans. To the Knowledge of the Company, all pensions, welfare, employment and severance arrangements that are maintained by Seller, the Company or its Subsidiaries outside of the United States primarily for the benefit of current or former employees of the Company or any of its Subsidiaries working outside the United States (the "FOREIGN BENEFIT PLANS") have been established, maintained, and administered in material compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling governmental authority or instrumentality.

            (c) Required Contributions. With respect to all U.S. Plans, all required contributions have been made or accrued in accordance with GAAP.

            (d) Disclosure. The Company has made available to Buyer true and complete copies of (i) all U.S. Pension Plans and U.S. Welfare Plans, (ii) the most recent determination letter received from the Internal Revenue Service regarding the U.S. Pension Plans (where applicable), (iii) the most recent Form 5500 for the U.S. Pension Plans and U.S. Welfare Plans (where required by applicable law to be filed with the IRS), and (iv) the most recent actuarial report for any U.S. Pension Plan that is a "defined benefit plan" as defined in
Section 3.35 of ERISA.

            (e) Multi-Employer Plans. No U.S. Plan is a "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA), and neither the Company nor any Subsidiary nor any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), sponsors or contributes to, or has any liability or obligation with respect of, any multi-employer plan.

            (f) Benefit Claims. Except as disclosed on Section 3.13(f) of the Company Disclosure Letter, with respect to any U.S. Pension or U.S. Welfare Plan or Foreign Benefit Plan, (i) no actions (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Company, threatened, (ii) no facts or circumstances exist that could give rise to any such actions, and (iii) no written or oral communication has been received from the PBGC in respect of any U.S. Plans subject to Title IV of ERISA concerning the funded status of any such plan or the transactions contemplated by this Agreement.

            (g) Payments in Connection with the Closing. Except as disclosed on
Section 3.13(g) of the Company Disclosure Letter, in connection with the transactions contemplated by the Transaction Documents or this Agreement or solely as a result of any action taken by Buyer on or after the Closing Date, the execution of this Agreement and the transactions contemplated by this Agreement will not result in (i) the payment of any money or any property to any employee of the Company or any Subsidiary, or (ii) the increase, acceleration or provision of any payments or benefits to any employee of the Company or any Subsidiary, whether or not any such payment or benefit would constitute a "parachute payment" within the meaning of section 280G of the Code.

            (h) Post-Retirement Medical Benefits. Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under section 4980B of the Code, or otherwise except as may be required pursuant to any other applicable law.

            (i) Reportable Events and Prohibited Transactions. With respect to any U.S. Plan, (i) no "reportable event" (as such term is defined in Section 4043 of ERISA) has occurred, or will occur by reason of the transactions contemplated by this Agreement, that could reasonably be expected to result in material liability to the Company or any Subsidiary, (ii) no "prohibited transaction" (as such term is defined in Section 406 of ERISA and section 4975 of the Code) has occurred that could reasonably be expected to result in material liability to the Company or any Subsidiary, and (iii) no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their Controlled Group to a material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations.

            (j) Foreign Benefit Plans. With respect to the Foreign Benefit
Plans: (i) all required contributions have been made in accordance with applicable local statutory requirements or accrued to the extent required by applicable local statutory requirements; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis (actual or contingent) accrued to the Closing Date (i.e. on an "accrued benefit obligation" basis as is defined in SFAS 87 or equivalent under local generally accepted accounting principles) with respect to all current and former participants under such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and none of the transactions contemplated by this Agreement shall cause such assets or insurance obligations or book reserves to be less than such benefit obligations; and (ii) there is no liability with respect to any funded Foreign Benefit Plan which will result by reason of the transactions contemplated by this Agreement.

      3.14 Licenses, Permits and Approvals; Compliance with Laws.

            (a) Permits. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, the Company, its Subsidiaries and their respective employees hold all material governmental and regulatory licenses, authorizations, franchises, certificates, permits and approvals (collectively, the "PERMITS") that, to the Knowledge of the Company, constitute all Permits necessary for the conduct of the Business as presently conducted, except where the failure to hold any such Permit could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in
Section 3.14(a) of the Company Disclosure Letter, there are no violations by the Company or any of its Subsidiaries of, or any claims or proceedings pending or, to the Knowledge of the Company, threatened, challenging the validity of or seeking to discontinue, any such Permits except for those Permits, that, if declared invalid or discontinued, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

            (b) Compliance with Laws. Neither the Company nor its Subsidiaries are in violation of any material law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any of the properties of the Company or any Subsidiary is bound, except as set forth in
Section 3.14(b) of the Company Disclosure Letter. The matters set forth in
Section 3.14(b) of the Company Disclosure Letter, individually and in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, the Company and its Subsidiaries have not, in the last twelve (12) months, received any written communication from any governmental authority that alleges that the Company or such Subsidiary is not in compliance with any material law, rule, regulation, ordinance, order, judgment or decree that has not been resolved. Since January 1, 2002, in the conduct of the Business, to the Knowledge of the Company, neither the Company, any of its Subsidiaries, nor any of their directors, officers, employees or agents, has (a) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

      3.15 Insurance. Section 3.15 of the Company Disclosure Letter sets forth a list of all current insurance policies, including policies by which the Company and its Subsidiaries, or any of their assets, employees, officers or directors or the Business has been insured. All such policies are in full force and effect, all premiums due thereon have been paid by Seller, the Company or its Subsidiaries, and Seller, the Company or its Subsidiaries have complied in all material respects with the provisions of such insurance policies.

      3.16 Environmental Matters. Except as set forth in Section 3.16 of the Company Disclosure Letter, (a) the Company and its Subsidiaries are in compliance with all Environmental Laws, except for such noncompliance as could not reasonably be expected to have a Material Adverse Effect; and (b) to the Knowledge of the Company, no notice, demand, claim or other communication has been given to or served on the Company or any of its Subsidiaries from any entity, governmental body or other Person claiming, asserting or notifying of any violation of or liability under any of the Environmental Laws or demanding payment, contribution, indemnification, remedial action, removal action, financial assurance or any other action or inaction with respect to any actual or alleged environmental damage, condition or event or injury to persons, property or natural resources, relating to the Company, its Subsidiaries or their facilities (and, to the Company's Knowledge, there is no basis for any such notice, demand, claim or other communication), the subject of which is unresolved and that could reasonably be expected to have a Material Adverse Effect.

      3.17 Brokers' Fees. None of the Company or its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

      3.18 Transactions with Affiliates. Except as set forth on Section 3.10 (if identified therein as a transaction with an Affiliate) or Section 3.18 of the Company Disclosure Letter and except for normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, and participation in Plans by employees, and for arrangements with Seller for services that will be provided pursuant to Section 8.8, pursuant to any Sublease or the Transition Services Agreement, since January 1, 2003 neither the Company nor any of its Subsidiaries has purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced money to, or borrowed any money from or entered into or been subject to any management, consulting or similar agreement with, any officer, director, shareholder or other Affiliate of the Company or any of its Subsidiaries, other than employment agreements of employees outside of the United States who are at-will and may be terminated without material liability (other than pursuant to local law). Except as set forth on Section 3.18 of the Company Disclosure Letter, no Affiliate of the Company (other than the Company or any of its Subsidiaries) is indebted to the Company or any of its Subsidiaries for money borrowed or other loans or advances, and neither the Company nor any Subsidiary is indebted to Seller or any such Affiliate.

      3.19 Customers and Suppliers. Section 3.19 of the Company Disclosure Letter sets forth a complete and accurate list of (a) the ten largest end-user customers and the ten largest value-added resellers and distributors of the Company and its Subsidiaries (measured by aggregate gross revenue) during the twelve months ended on the Most Recent Fiscal Year End and (b) the twenty most significant suppliers of software (other than outside contractors, providers of back-office functions, and providers of generally commercially available software) to the Company and its Subsidiaries (measured by royalty payments accrued) during the twelve months ended on the Most Recent Fiscal Year End. The relationships of the Company and its Subsidiaries with the Persons listed or required to be listed on Section 3.19 of the Company Disclosure Letter are good commercial working relationships, and none of such Persons has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified Seller, the Company or any of their Subsidiaries of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases, as the case may
be) its relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, there is no reason to believe that there will be any change in the relationship of the Company and its Subsidiaries with the customers and suppliers listed or required to be listed on Section 3.19 of the Company Disclosure Letter as a result of the transactions contemplated by this Agreement, except as contemplated by Sections 8.8 and 8.9.

                  4. REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller hereby represents and warrants to Buyer, as of the date of this Agreement as of the Closing Date, that:

      4.1 Organization, Qualification and Authority. Seller is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite corporate power and authority to carry on the business in which it is presently engaged and to own and use the properties presently owned and used by it. True and correct copies of Seller's certificate of incorporation and bylaws, as amended to date, have been made available to Buyer. Seller is qualified to conduct business and is in good standing or is active, as the case may be, under the laws of each jurisdiction wherein the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

      4.2 Authorization; Valid and Binding Agreement. The execution, delivery and performance by Seller and the Company of the Transaction Documents to be executed by Seller and the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action of Seller, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of the Transaction Documents to be executed by Seller and the Company. The Transaction Documents to be executed by Seller have been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other Parties hereto, constitute legal, valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

      4.3 Noncontravention; Consents.

            (a) Noncontravention. Except as set forth on Section 4.3(a) of Seller Disclosure Letter, and except where the failure of any of the following to be true could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution and the delivery of this Agreement by Seller, and the consummation by it of the transactions contemplated hereby will not (i) violate or conflict in any way with any statute, regulation, law, rule, ordinance or common law doctrine applicable to Seller, (ii) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which Seller is subject or any provision of Seller's certificate of incorporation, bylaws or similar organizational documents, or (iii) result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or approval under, any material contract, or other lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money or other material agreement or instrument to which Seller is a party or by which it is bound.

      4.4 Consents. Except where the failure of any of the following to be true could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except for the applicable requirements of any Competition Laws, Seller is not required to submit any notice, report or other filing with any governmental authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, and no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Seller in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

      4.5 Title to Purchased Shares. Seller is the sole beneficial and record owner of the Purchased Shares and has good and marketable title to the Purchased Shares, free and clear of any Encumbrances. Seller has full right, power and authority to transfer and deliver to Buyer valid title to the Purchased Shares, free and clear of all Encumbrances. Upon purchase of the Purchased Shares pursuant to this Agreement, Buyer will be the sole beneficial and record owner of the Purchased Shares and will receive good and marketable title to the Purchased Shares, free and clear of any Encumbrances other than Encumbrances imposed by or through Buyer.

      4.6 Broker's Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement other than fees or commissions that will be fully paid as of the Closing, and in no event shall Buyer, the Company or any of the Company's Subsidiaries be liable for any such fees or commissions.

                   5. REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, that:

      5.1 Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

      5.2 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Buyer and assuming the due authorization, execution and delivery by the other Parties hereto constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

      5.3 Noncontravention; Consents.

            (a) The execution and the delivery of this Agreement by Buyer, and the consummation of the transactions contemplated hereby will not (A) violate or conflict in any way with any statute, regulation, law, rule, ordinance or common law doctrine applicable to Buyer, (B) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which Buyer is subject or any provision of Buyer's articles of incorporation, bylaws or similar organizational documents, or (C) result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate or cancel, or require any notice, consent or approval under, any lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money or other material agreement or instrument to which Buyer is a party or by which it is bound.

            (b) Except for the applicable requirements of the HSR Act and other Competition Laws, Buyer is not required to submit any notice, report or other filing with any governmental authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, and no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Buyer in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

      5.4 Litigation. There are no actions, suits or proceedings pending or, to Buyer's knowledge, overtly threatened against or affecting Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that would adversely affect Buyer's ability to perform under this Agreement or the consummation of the transactions contemplated hereby.

      5.5 Broker's Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Company (prior to Closing) or Seller would be liable.

      5.6 Investment Representation. Buyer is purchasing the Purchased Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities laws. Buyer is an "ACCREDITED INVESTOR" as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933 (the "SECURITIES ACT"). Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Purchased Shares. Buyer acknowledges that the Purchased Shares have not been registered under the Securities Act or any state or foreign securities laws and that the Purchased Shares may not be sold, transferred, offered for sale, pledged hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

      5.7 Financing. As of the date hereof, Buyer has obtained (a) a debt financing commitment letter or letters (the "DEBT FINANCING COMMITMENTS"), and, if "flex" provisions are not included in any such Debt Financing Commitments, a related "flex" letter or letters ("FLEX LETTERS"), from responsible financial institutions, true, correct and complete copies of which are attached hereto as Exhibit D-1, and (b) equity commitment letters from each of Bain Capital Fund VII, L.P., Silver Lake Partners, L.P., and Warburg Pincus Private Equity VIII, L.P. (the "EQUITY FINANCING COMMITMENTS"), true, correct and complete copies of which are attached as Exhibit D-2 (the Debt Financing Commitments, the Flex Letters, if any, and the Equity

Financing Commitments, collectively, the "COMMITMENT LETTERS"). The Commitment Letters provide for, subject to certain conditions set forth therein, commitments to provide all funds necessary to consummate the transactions contemplated hereby. Buyer has no reason to believe that such available cash shall not be available or that the commitments shall not be funded, and, subject to the accuracy of the representations of the Company and Seller contained herein, Buyer has not made any material misrepresentation in connection with obtaining such financing commitments.

                     6. COVENANTS OF SELLER AND THE COMPANY

      6.1 Conduct of the Business.

            (a) Conduct of Business. From the date hereof until the Closing Date, the Company shall carry on, and Seller shall cause the Company and its Subsidiaries to carry on, the Business in the Ordinary Course of Business and substantially in the same manner as previously conducted, unless Buyer shall have consented in writing, and use commercially reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries and relationships with third parties (including lessors, licensors, suppliers, consultants, distributors and customers) and employees. Without limiting the generality of the foregoing, the Company shall, and Seller shall cause the Company and its Subsidiaries to continue to make capital expenditures and capitalized software expenditures in the Ordinary Course of Business.

            (b) Prohibited Actions. From the date hereof until the Closing Date, except as otherwise provided for by this Agreement, as necessary to prepare for the Closing or as consented to in writing by Buyer, the Company shall not, and shall not permit any Subsidiary to take or omit to take any action which, if taken or omitted to be taken between the Most Recent Fiscal Year End and the date of this Agreement, would have been required to be disclosed on Section 3.6 of the Company Disclosure Letter as of the date of this Agreement, whether or not such action is described in Section 3.6 of the Company Disclosure Letter; provided, however, that without the consent of Buyer the Company may enter into definitive documentation with respect to, and consummate, the ATKPS/PLM eBreviate deal described in Section 3.6 of the Company Disclosure Letter so long as such transaction is (i) on terms equivalent to those that would be obtained on an arm's length basis and (ii) on substantially the terms contained in the memorandum of understanding referred to in such section.

            (c) Dividends and Royalty Prepayments. Notwithstanding anything in this Agreement to the contrary and without requirement for the consent of Buyer, to the extent not already completed as of the date of this Agreement: (i) to the extent legally distributable, the Company may declare and pay to Seller dividends in cash or notes in the aggregate amount of up to $200 million or such greater amount as agreed to by Buyer (of which $140,452,000 has been declared and paid with a note or on prior to the date of this Agreement); (ii) to the extent legally distributable, Subsidiaries of the Company may declare and pay to the Company dividends in the aggregate amount of up to $150 million or such greater amount as agreed to by Buyer; and (iii) certain Subsidiaries of the Company may make a prepayment of royalties in the aggregate amount of up to $250 million of royalties otherwise due and payable for the period July 1, 2004, through December 31, 2005. Such dividends and prepayments may be made in cash or notes as Seller may determine, except that no such note referenced in clause
(ii) or (iii) shall be payable to
any Person other than the Company or one of its Subsidiaries. Any note created as a result of a dividend referenced in clause (i) shall be paid in full prior to Closing. The estimated allocation of such dividends and royalty prepayments by foreign Subsidiaries of the Company (such estimates and such foreign Subsidiaries to be further revised in a manner mutually acceptable to Buyer and Seller), and the royalty rate for periods commencing on January 1, 2004 and ending no sooner than December 31, 2005, with respect to any of the Company's Subsidiaries making a royalty prepayment are set forth on Exhibit E (such rates to be in accordance with the transfer pricing study conducted by the Company). The Company has provided, or will provide promptly after execution, copies of all notes or royalty prepayment agreements to Buyer.

      6.2 Access to Books and Records. From and after the date hereof until the Closing, Seller and the Company shall, and shall cause each Subsidiary of the Company to, afford to Buyer and each of its representatives (including accountants, consultants, counsel and representatives of financing sources) ("BUYER'S REPRESENTATIVES") access during normal business hours, upon reasonable prior notice and in such manner as will not unreasonably interfere with the conduct of the Business, to all properties, books, records (including Tax Returns) of the Company and each of its Subsidiaries, and to all other information with respect to the Business, together with the opportunity, at the sole cost and expense of Buyer, to make copies of such books, records and other documents and to discuss the Business with such members of management, officers, directors, counsel and accountants for the Company and its Subsidiaries as Buyer and its representatives may reasonably request and the Company shall cause such members of management, officers, directors, counsel and accountants to reasonably cooperate with Buyer and Buyer's Representatives in connection therewith. Notwithstanding the foregoing provisions of this Section 6.2, the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Buyer or any of Buyer's representatives to the extent restricted by Section 8.4 hereof. All information provided pursuant to this Agreement shall remain subject in all respects to the provisions of the Confidentiality Agreement.

      6.3 Regulatory Filings. Seller and the Company shall, and shall cause the Company's Subsidiaries to, reasonably cooperate with Buyer in the making or causing to be made of all filings and submissions ("COMPETITION FILINGS") under the HSR Act or any other Competition Laws, and shall make or cause to be made all filing and submissions, if any, under any other laws or regulations applicable to the Company and its Subsidiaries required to be made by Seller, the Company or its Subsidiaries for the consummation of the transactions contemplated herein as soon as reasonably practicable after the date of this Agreement. Seller and the Company shall coordinate and cooperate with Buyer in exchanging such information and assistance as Buyer may reasonably request in connection with all of the foregoing.

      6.4 Conditions; Cooperation. Seller and the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 9.1 to be satisfied and to consummate the transactions contemplated hereby, provided that neither Seller nor the Company shall be required to waive any condition in
Section 9.2 in connection with such efforts. During the period prior to the Closing, each of Seller and the Company shall, and shall direct its employees, accountants and other third parties to cooperate in all reasonable respects with Buyer in connection with Buyer's efforts to raise financing in the capital markets, including without limitation participating in road shows for potential sources of financing and assisting with the preparation of the material referred to in clause (a) of Section 7.4, including without limitation by providing financial statements and financial data complying with Regulation S-X and Regulation S-K under the Securities Act (other than the financial statements of Structural Dynamics Research Corporation for the eight months ended August 31, 2001 (the "SDRC FINANCIALS")), and, in the case of the accountants of the Company, reasonably providing consents, representation letters and comfort letters with respect to such financing. From and after the Closing Date, Seller shall reasonably cooperate with Buyer by providing reasonable access to its accountants for purposes of facilitating the Company's financing efforts that require financial information with respect to pre-Closing periods and shall use commercially reasonable efforts to cause its accountants to cooperate in all reasonable respects with Buyer in connection with Buyer's efforts to raise financing in the capital markets, including without limitation providing financial statements and financial data complying with Regulation S-X and S-K under the Securities Act for periods prior to the Closing Date, consenting to the inclusion of such financial statements in registration statements filed under the Securities Act and providing customary comfort letters in connection therewith.

      6.5 Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or termination of this Agreement pursuant to
Article 10 hereof, neither Seller nor the Company shall take or permit any other Person on its behalf directly or indirectly to take any action to encourage, initiate or participate in any discussions or negotiations with, or provide any information to, or facilitate in any way, any Person (other than Buyer and Buyer's Representatives) concerning any purchase of the Purchased Shares, any merger involving the Company or any of its Subsidiaries, any sale of all or substantially all of the assets of the Company or any of its Subsidiaries, or similar transaction involving the Company (other than assets sold in the Ordinary Course of Business) or any alternative to the transactions contemplated by this Agreement; provided, that Seller shall be permitted to disclose any information that it reasonably determines is required to be disclosed by law or by any listing agreement with any national securities exchange or by the National Association of Securities Dealers, Inc. The Company and Seller will notify Buyer in writing immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited) after the date of this Agreement.

      6.6 Notification. From the date hereof until the Closing Date, Seller shall disclose to Buyer in writing (in the form of updates to the Company Disclosure Letter, the Seller Disclosure Letter, or the Exhibits) any material variances from the representations and warranties contained in Article 3 or
Article 4 promptly upon discovery thereof. Such disclosures shall amend and supplement the appropriate sections of the Company Disclosure Letter, the Seller Disclosure Letter and the Exhibits delivered on the date hereof other than for purposes of Article 9, Article 10 or Article 11 hereof.

      6.7 Financial Statements and Reports. As promptly as practicable, and in any event no later than thirty days after the end of each fiscal month and forty-five days after the end of each fiscal quarter ending after the date hereof and before the Closing Date, Seller will deliver to Buyer true and complete copies of the unaudited consolidated balance sheets and the related unaudited consolidated statements of income of the Company and the Subsidiaries as of and for each such fiscal month or quarter, respectively, and (with respect to quarterly financial information only) the portion of the fiscal year then ended, excluding in the case of such monthly financial statements the notes, if any, relating thereto. Such monthly unaudited consolidated balance sheets and unaudited consolidated statements of income shall be prepared in the manner currently used by the Company's management for its internal use and may exclude adjustments and accruals ordinarily required under GAAP. Such quarterly financial statements shall be prepared in accordance with GAAP (subject to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse) and shall comply with Regulation S-X and Regulation S-K under the Securities Act. Seller shall cause the Company to use commercially reasonable efforts to deliver the SDRC Financials to Buyer as promptly as practicable after the date hereof.

      6.8 Non-Compete; Non-Solicitation.

            (a) During the period commencing on the Closing Date and continuing for a two year period after the Closing Date, Seller covenants and agrees that except as otherwise set forth below, Seller shall not, nor shall it permit any Affiliate (such Affiliates collectively referred to as the "SELLER CONTROL GROUP"; provided, however, that EDS (Australia) Pty Limited shall not be included as a part of the Seller Control Group nor be bound by the provisions of this Section 6.8), directly or indirectly, engage in the Competing Business (as defined below) anywhere in the world.

            (b) Notwithstanding the foregoing, neither Seller nor any member of the Seller Control Group shall be deemed to have violated the provisions of
Section 6.8(a) as a result of: (i) providing or agreeing to provide services to, or otherwise engaging in activities and/or transactions with (each in the ordinary course of the services or businesses Seller or any such member of the Seller Control Group is or may be engaged in) any unaffiliated third party for which one or more activities might be deemed to be in the Competing Business but for which such activities are bundled together with the ordinary course information technology, telecommunications or consulting products, services or activities (collectively, "BUNDLED SERVICES") provided by Seller or any such member of the Seller Control Group and such activities relating to the Competing Business constitute a complementary and less than substantial component of such Bundled Services; (ii) collectively owning, solely as an investment, up to an aggregate of 5% of the outstanding capital stock of a Person who is required to file reports under Section 13 or 15 of the Securities Exchange Act of 1934 or whose stock is otherwise listed on a recognized stock exchange and who is primarily engaged in the Competing Business; (iii) providing services that are in the nature of Competing Business pursuant to a contract that was executed prior to the Closing Date or pursuant to a work order, task order or new agreement entered into after the Closing Date with a party to any such pre-existing contract; or (iv) an acquisition of another Person which is engaged primarily in a business other than the Competing Business, whether by means of merger, business combination or other transaction ("TRANSACTION") where such Person is also engaged in the Competing Business (the "ACQUIRED PERSON") and Seller or the applicable member of the Seller Control Group is the continuing or surviving entity thereof, provided that Seller shall, or shall cause the applicable member of the Seller Control Group to, cause such Acquired Person to maintain its existing Competing Business only in the ordinary course and not permit the expansion of the base of the Competing Business of the Acquired Person beyond that existing as of the date the agreement for the Transaction is entered into or beyond that required by existing contractual obligations of the Acquired Person as of the execution date of the agreement entered into in connection with the

Transaction. To the best knowledge of Seller, as of the date hereof, none of Seller or any member of the Seller Control Group (other than the Company and its Subsidiaries) primarily engages in the Competing Business. For the purposes of this Section 6.8, the term "COMPETING BUSINESS" shall mean developing, marketing, licensing, sublicensing, distributing, maintaining or provisioning product lifecycle management products addressing any phase of the product lifecycle, including concept development, design, analysis and testing, manufacturing, service and maintenance, and retirement. By way of example and not by limitation, product lifecycle management product software includes the digital product design and manufacturing by computer-aided design, computer-aided manufacturing and computer-aided engineering as well as related product data management, component and supplier management, and visualization and digital mockup. Notwithstanding anything in the foregoing to the contrary, Competing Business shall not be deemed to include any services or business activities of the following types or nature: (i) data mining and analyses, fulfillment and distribution; (ii) geospatial technology, geographical information workflow processes and related system integration and support services; or (iii) software integration services involving integration of a PLM software product with other software.

            (c) Seller further agrees that neither Seller nor any of its Affiliates shall, directly or indirectly, (x) during the period commencing on the Closing Date and continuing for a three year period after the Closing Date, recruit, offer employment to, employ, engage as a consultant, lure or entice away, or in any other manner persuade or attempt to persuade to leave the employ of the Company any of the following persons: Anthony J. Affuso, Keith S. Krzeminski and Charles C. Grindstaff, and the employees who are at the time, or were within the previous six months of such time, direct reports of any of such persons, or (y) during the period commencing on the Closing Date and continuing for a eighteen month period after the Closing Date, direct recruitment efforts toward any employees of the Company or any of its Subsidiaries; provided, however, that the foregoing clause (y) shall not preclude Seller or its Affiliates or A.T. Kearney, Inc. from soliciting or hiring any person who (1) initiates discussions regarding employment without any direct solicitation by Seller, (2) responds to any general public advertisement by Seller or A.T. Kearney, Inc. that is not directed towards any such employee or group of employees of the Company, or (3) has been terminated by the Company. Nothing contained herein shall prohibit any executive search firm or similar business controlled by Seller or any of its Affiliates from engaging in its business in the ordinary course in a manner consistent with past practices on behalf of clients other than on behalf of Seller or any of its Affiliates.

      6.9 Confidential Information. Seller acknowledges that the success of the Company and its Subsidiaries after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Seller, that the preservation of the confidentiality of such information by Seller and its Affiliates is an essential premise of the bargain between Seller and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 6.9. Accordingly, Seller hereby agrees with Buyer that Seller and its Affiliates will not, and that Seller will cause its Affiliates not to, at any time, directly or indirectly, without the prior written consent of Buyer, disclose or use, any confidential or proprietary information involving or relating to the Business, the Company or any of its Subsidiaries; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other

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

than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 6.9 will not prohibit any retention of copies of records or disclosure (a) required by any applicable legal requirement so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (b) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated by this Agreement. Seller agrees that it will be responsible for any breach or violation of the provisions of this Section 6.9 by any of its officers, directors, employees, agents or other representatives.

      6.10 Payments Received. Seller agrees that after the Closing it will hold and will promptly transfer and deliver to the Company, from time to time as and when received by Seller or its Affiliates, any cash or checks with appropriate endorsements (using Seller's reasonable best efforts not to convert such checks into cash), or other property that Seller or its Affiliates may receive on or after the Closing on account of the Business which properly belongs to the Company. From and after the Closing, the Company shall have the right and authority to endorse without recourse the name of Seller on any check or any other evidences of Indebtedness received by the Company on account of the Business.

      6.11 Software Master. On the Closing Date, prior to the Closing, the Company shall carry out a development freeze and create a set of digital files storing in source and object code formats containing: (i) all software currently under development by the Company as of the Closing Date, whether or not such software is then commercially released; (ii) the then current versions of software products of the Company offered for sale or license to customers as of the Closing Date; and (iii) software that has been previously sold or licensed to a customer and, as of the Closing Date, is still maintained and supported by the Company. The Company shall store such files and make them available to Seller in the event of a dispute involving development matters after the Closing.

      6.12 Intercompany Liabilities. Prior to the Closing, the Company and Seller shall, and Seller shall cause its Affiliates to, repay in full (a) all Indebtedness of Seller and any of its Affiliates (other than the Company or any of its Subsidiaries) to the Company or its Subsidiaries except Indebtedness for products or services in the Ordinary Course of Business that is not yet due and payable and (b) all Indebtedness of the Company or any of its Subsidiaries to Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) except Indebtedness for products or services in the Ordinary Course of Business that is not yet due and payable, and in each case all instruments in respect of such Indebtedness shall be cancelled or terminated.

                             7. COVENANTS OF BUYER

      7.1 Notification. From the date hereof until the Closing Date, Buyer shall disclose to Seller in writing any material variances from Buyer's representations and warranties contained in Article 5 promptly upon discovery thereof.

      7.2 Regulatory Filings. Without limiting the generality of the obligations set forth in Section 7.3, Buyer shall make or cause to be made all Competition Filings and any other filings or submissions required to be made by Buyer under any other laws or regulations applicable to Buyer or the Company and its Subsidiaries required for the consummation of the transactions contemplated herein at the earliest practicable date after the date of this Agreement. Buyer shall be responsible for all Competition Filing fees (whether of Buyer, Seller, or the Company) and any fees for filings or notifications necessary or appropriate under such other laws or regulations as are applicable to Buyer in connection with the transactions contemplated by this Agreement. Buyer shall coordinate and cooperate with Seller in exchanging such information and assistance as Seller may reasonably request in connection with all of the foregoing.

      7.3 Conditions. Buyer shall use commercially reasonable efforts to cause the conditions set forth in Section 9.2 to be satisfied and to consummate the transactions contemplated herein, provided that Buyer shall not be required to waive any condition in Section 9.1 in connection with such efforts.

      7.4 Financing. Buyer acknowledges that the Debt Financing Commitments contemplate the funding of the transactions contemplated hereby using bridge financing. Buyer will use commercially reasonable efforts to negotiate definitive bridge loan documentation with its financing sources and otherwise prepare for the funding of the bridge facility. Additionally, Buyer shall use commercially reasonable efforts (including, (a) promptly after the date of this Agreement, commencing the preparation of the necessary offering circulars, private placement memoranda, prospectus, registration statement or other offering documents or marketing materials and negotiating definitive loan documentation concerning the placement and syndication of the senior subordinated notes and the senior secured credit facilities as contemplated by the Debt Financing Commitments, (b) commencing promptly thereafter the road show and syndication activities concerning the placement and syndication of the senior subordinated notes and the senior secured credit facilities as contemplated by the Debt Financing Commitments, and (c) accepting any changes in the terms of the proposed financing as contemplated in any Flex Letters or the flex provisions of the Debt Financing Commitments if such changes are necessary to complete financings) to perform and comply with all obligations and conditions required by the Commitment Letters to be performed or satisfied by Buyer prior to, at and as of the Closing Date as necessary to obtain funding under the Commitment Letters to consummate the transactions contemplated herein; provided, however, if either the lead arranger or lead manager should advise Buyer that, due to the then current market conditions, the activities contemplated by clause (b) should be delayed, then Buyer shall be entitled to delay the actions contemplated by clause (b) as necessary and shall undertake commercially reasonable efforts to restart the process when market conditions dictate. If all closing conditions contained in Article 9 (other than Section 9.1(f)) shall have been satisfied or waived, or are capable of being satisfied solely by delivery of prepared documents required by such conditions, Buyer will demand funding of the senior secured credit facilities and the senior subordinated bridge facility as contemplated by the Debt Financing Commitments on the first date thereafter on which Buyer shall have had for 30 consecutive days all financial statements and financial data required by Regulation S-X and Regulation S-K under the Securities Act (excluding the SDRC Financials) and customarily included in private placements under Rule 144A of the Securities Act to consummate an offering of senior subordinated notes on such proposed funding date. In the event that the financings contemplated by the Commitment Letters will not be available to consummate the transactions contemplated by this Agreement, Buyer shall (x) promptly notify Seller of such fact and (y) use commercially reasonable efforts, until the Termination Date, to obtain alternate financing for the transactions contemplated by this Agreement provided that the terms, conditions and costs of such financing are not less favorable to Buyer than those in the

Commitment Letters ("ALTERNATIVE FINANCING"). Without the prior consent of Seller, Buyer shall not permit or allow any modification or amendment to any of the Commitment Letters that could reasonably be expected to materially hinder, delay or make more difficult the financing process as contemplated under this
Section 7.4.

      7.5 Certain Matters Relating to Special Indemnified Losses. Buyer agrees that the matters referred to in clauses (b) and (c) of the definition of Special Indemnified Losses shall be controlled by Seller, including without limitation the defense with respect thereto. Buyer agrees to cooperate, and to cause the Company, its Subsidiaries and each of their employees, to cooperate with Seller in their control, defense and resolution of such matters. At Seller's direction, Buyer shall apply the reserve specifically allocated to each such matter on the Year End Balance Sheet toward the payment of legal fees and disbursements related to such matter.

                     8. ADDITIONAL COVENANTS AND AGREEMENTS

      8.1 Independent Investigation.

            (a) Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon and upon the representations, warranties and agreements contained herein and in the Transaction Documents, has formed an independent judgment concerning, the Company and its Subsidiaries and their businesses and operations. In connection with Buyer's investigation of the Company and its Subsidiaries and their businesses and operations, Buyer and Buyer's Representatives have received from Seller, the Company or their representatives certain projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information. Subject to, and in reliance upon, the Company's and the Seller's representations and warranties contained herein, Buyer acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets, (ii) Buyer is familiar with such uncertainties,
(iii) Buyer is taking full responsibility for making its own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to Buyer or Buyer's Representatives, and (iv) Buyer will not (and will cause all of its Subsidiaries and other Affiliates and all other persons and Buyer's Representatives acting on its behalf not to) assert any claim or cause of action against Seller, the Company, its Subsidiaries or any of Seller's or the Company's direct or indirect directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives with respect to such estimates, projections, forecasts, plans and budgets, or hold any such other person liable with respect thereto, except for claims made to enforce specific terms of this Agreement or based on fraud.

            (b) Buyer agrees that, except for the representations and warranties made by the Company and Seller that are expressly set forth in this Agreement and the Transaction Documents, respectively, neither Seller, the Company nor any of their respective Affiliates or representatives has made and shall not be deemed to have made to Buyer or to any of Buyer's Representatives or Affiliates any representation or warranty of any kind.

            (c) Seller and the Company acknowledge and agree that except for the representations and warranties made by Buyer as expressly set forth in this Agreement, neither Buyer nor any of its Affiliates or any of Buyer's Representatives has made and shall not be construed as having made to Seller, the Company or any of their respective Affiliates any representation or warranty of any kind.

      8.2 Tax Matters.

            (a) Filing of Tax Returns. Seller shall prepare and file or otherwise furnish in proper form to the appropriate Tax authority (or cause to be prepared and filed or so furnished) in a timely manner (i) all consolidated, combined, unitary or similar Tax Returns that include or would include both the Company or any Subsidiary of the Company and Seller or an Affiliate of Seller (other than the Company or a Subsidiary of the Company) ("SELLER CONSOLIDATED RETURN"), and (ii) all other Tax Returns that include or relate to the Company or any Subsidiary of the Company that are due on or before the Closing Date. Buyer shall prepare and file or otherwise furnish in proper form to the appropriate Tax authority all other Tax Returns that include or relate to the Company or any Subsidiary of the Company. With respect to each such Tax Return required to be filed by Buyer covering a Taxable period that begins on or before the Closing Date, at least thirty (30) days prior to the due date (including extensions) of such Tax Return, Buyer shall furnish a copy of such Tax Return to Seller and Buyer shall permit Seller to review and comment on such Tax Return and shall make such revisions to such Tax Returns as reasonably requested by Seller. Seller shall reimburse Buyer for any Buyer Indemnified Taxes owed with respect to any Tax Return at least five Business Days prior to the due date for payment thereof.

            (b) Consistency. Tax Returns of the Company and its Subsidiaries prepared by Buyer for any Taxable period that begins on or before the Closing Date shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by applicable law. Buyer shall be deemed to have complied with this Section 8.2(b) if Buyer complies with Section 8.2(a).

            (c) Proration. In the case of Taxes (other than Transfer Taxes described in Section 8.2(g) or Taxes resulting from actions taken by Buyer and its Affiliates (including the Company and its Subsidiaries) on the Closing Date after the Closing that are not in the Ordinary Course of Business of the Company or a Subsidiary of the Company except to the extent contemplated by the Transaction Documents or required by law) that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall be:

                  (i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Taxable years of the Company and its Subsidiaries ended with (and included) the Closing Date; and

                  (ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets of the Company or a Subsidiary of the Company, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the

Closing Date and the denominator of which is the number of calendar days in the entire period.

            (d) Tax Contests. If Buyer receives any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding relating to Taxes that are or could be Buyer Indemnified Taxes (a "TAX PROCEEDING"), then Buyer shall promptly notify Seller thereof in writing and shall send a copy of such notice to Electronic Data Systems Corporation, EDS Tax Department, 5400 Legacy Drive, Mail Stop H1-4A-66, Plano, Texas 75024; Tel (972) 605-6000; Fax (972) 605-1170; Attn: Corporate Tax Director; provided however, that no delay on the part of Buyer in notifying Seller shall relieve Seller from any obligation hereunder unless (and then solely to the extent) Seller is actually and materially prejudiced thereby. Seller will have the exclusive right to control any Tax Proceedings involving a Seller Consolidated Return. With respect to any Tax Proceeding (other than a Tax Proceeding that involves a Seller Consolidated Return) Seller will have the exclusive right to control any such Tax Proceeding relating to Taxes that are or could be Buyer Indemnified Taxes or that could result in a refund payable to Seller pursuant to Section 8.2(f) so long as (i) Seller notifies Buyer, within fifteen (15) Business Days after Buyer has given notice of such Tax Proceeding to Seller, that Seller wishes to control such Tax Proceeding and that the Seller will indemnify Buyer from and against the entirety of any and all Adverse Consequences Buyer may suffer resulting from, arising out of, relating to, or caused by Buyer Indemnified Taxes resulting from such Tax Proceeding (and Seller will be deemed to have so notified Buyer with respect to each such Tax Proceeding listed on
Section 3.7(c) of the Company Disclosure Letter), (ii) Seller conducts the defense of such Tax Proceeding in an active and diligent manner, and (iii) such Tax Proceeding does not involve an issue for which both Seller or its Affiliates and Buyer or its Affiliates could be liable (and not indemnified by the other party). So long as the conditions set forth in the preceding sentence are and remain satisfied, then Seller may control the relevant Tax Proceeding and Buyer may retain separate co-counsel at its sole cost and expense. If Seller does not deliver the notice contemplated by the second preceding sentence within fifteen
(15) Business Days after Buyer has given notice of the relevant Tax Proceeding to Seller, or Seller otherwise at any time fails to conduct the defense of the Tax Proceeding actively and diligently, Buyer shall be entitled to have sole control over the defense or settlement, compromise, admission or acknowledgement of the Tax Proceeding; provided, however, that Seller shall be entitled to participate in such action at its own expense; and provided, further, that Buyer shall make no settlement, compromise, admission, or acknowledgement that would give rise to liability on the part of Seller without the prior written consent of Seller not to be unreasonably withheld. If clause (iii) of the third preceding sentence is or becomes unsatisfied, Buyer may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to the Tax Proceeding, provided, however, that Seller will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that Buyer conducts the defense of any Tax Proceeding pursuant to any of the preceding sentences, Seller will (i) reimburse Buyer promptly and periodically for the portion of the costs of defending such Tax Proceeding (including reasonable attorneys' fees and expenses) that relates to Buyer Indemnified Taxes and (ii) remain responsible for any and all other Adverse Consequences that Buyer may incur or suffer resulting from, arising out of, relating to, or caused by Buyer Indemnified Taxes resulting from such Tax Proceeding to the fullest extent provided in this
Section 8.2(d). Buyer shall have the exclusive right to defend any audit or administrative or judicial proceeding relating to Taxes that is not a Tax Proceeding.

            (e) Access to Tax Records; Cooperation. Buyer, the Company and its Subsidiaries and Seller shall cooperate, as and to the extent reasonably requested by the other Party, in each case at such requesting Party's out-of-pocket expense, in connection with the filing of any Tax Returns of the Company and its Subsidiaries for any Taxable period that begins on or before the Closing Date. Such cooperation shall include the retention and the provision (in each case, upon a Party's request and at its out-of-pocket expense) of records and information that are reasonably relevant to any Tax Proceeding and making employees available to the other Party (at such other Party's out-of-pocket expense) on a mutually convenient basis to provide additional information and explanation of any material provided hereunder including, without limitation, making Company and Subsidiary personnel available on a mutually convenient basis to assist in defense of Tax Proceeding involving research and development Tax credits that are currently the subject of administrative proceedings with the Internal Revenue Service. Buyer, the Company and its Subsidiaries and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, Seller or the Company, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, and (ii) upon request of any Party (such request to be made prior to the expiration of the relevant period referred to in clause (i)), to allow such Party (at such Party's out-of-pocket expense) to take possession of any copies of such books and records.

            (f) Refunds and Carrybacks.

                  (i) Refunds. Subject to Section 8.2(f)(ii), Buyer shall pay (to the extent such amounts were not taken into account in determining the Final Working Capital) to Seller the amount of any Tax refund, credit or offset (including any interest paid or credited with respect thereto but reduced by any Taxes that Buyer, and any Company or Subsidiary shall be required to pay with respect thereto) received or, in the case of a credit or offset, utilized, by Buyer or any Company or Subsidiary, within 30 days after receipt or such utilization to the extent such refund is received, or such credit or offset results in a reduction of Taxes, with respect to Taxable periods or portions thereof ending on or before the Closing Date (including any Taxes allocated to such period) and shall pay (to the extent such amounts were not taken into account in determining the Final Working Capital) to Seller the benefit of any Taxes in respect of Taxable periods or portions thereof beginning on or after the Closing Date actually paid by Seller or the Company on or before the Closing Date (provided that this provision shall not require Buyer to pay any amounts attributable to net operating losses, net capital losses, credits or other similar items carried forward into Taxable periods or portions thereof beginning on or after the Closing Date). Buyer shall, if Seller so requests and at Seller's expense, cause the relevant entity to file for and use its reasonable efforts to obtain and expedite the receipt of any refund to which Seller is entitled under this Section 8.2(f)(i), but only to the extent that Buyer is not materially prejudiced by taking such action. All refunds, credits or offsets of the Company and its Subsidiaries received or, in the case of a credit or offset, utilized, with respect to Taxable periods or portions thereof beginning after the Closing Date shall be for the account of Buyer and Seller shall pay to Buyer the amount of any such refunds (including any interest paid or credited with respect thereto, but reduced by any Taxes that Seller shall be required to pay with respect thereto) received by Seller or any of its Affiliates within 30 days after receipt.

                  (ii) Carrybacks. Buyer shall make, and shall cause the Company and its Subsidiaries to make elections under Section 172(b)(3) and other relevant provisions of the Code, and under any comparable provision of any state, local or foreign tax law in any state, locality or foreign jurisdiction in which the Company or any Subsidiary files a combined, consolidated or unitary return with Seller or any of its Affiliates (other than the Company or the Subsidiaries), to relinquish the entire carryback period with respect to any net operating loss, capital loss, or tax credit of the Company or any Subsidiary arising in any taxable period beginning after the Closing Date that could be carried back to a taxable year of such Company or Subsidiary ending on or before the Closing Date; provided, however, that with respect to any such item for which an election cannot be made under applicable law, Seller shall be required to pay to Buyer, the Company or any Subsidiary thereof any Tax refund received or credit utilized that results solely from such carryback net of any costs of Seller in procuring such Tax refund or credit, but only to the extent Seller or its Affiliates are not materially prejudiced.

            (g) Transfer Taxes. Buyer will pay, and will indemnify and hold Seller harmless against any stamp tax, stock transfer tax, or other similar Tax imposed on Seller or its Affiliates as a result of the transactions contemplated by this Agreement other than any such taxes attributable to Seller's restructuring of certain of the Company's foreign Subsidiaries (collectively, "TRANSFER TAXES"), and any penalties or interest with respect to the Transfer Taxes. Seller agrees to cooperate with Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns.

            (h) Section 338 Election. No elections under Section 338 of the Code (or any corresponding provision of state, local or foreign law) shall be made with respect to Buyer's acquisition of the Purchased Shares of the Company or any of its Subsidiaries without the prior written consent of Seller.

            (i) Changes in Elections, Amended Returns, Etc. Prior to the Closing, the Company will not, and Seller will not permit the Company to, make or change any elections with respect to Taxes in any Tax Return other than a Seller Consolidated Return that are inconsistent with prior elections reflected in prior Tax Returns of the Company or any Subsidiary or with past practices if such election or change would have a material adverse impact on Buyer, the Company, or its Subsidiaries in any Taxable period or portion thereof beginning on or after the Closing Date. Except to the extent permitted by Section 8.2(d), Buyer will not, and will not permit any of its Affiliates to, without the consent of Seller (which consent shall not be unreasonably withheld or delayed), make or change any elections with respect to Taxes reflected in prior Tax Returns of the Company or Subsidiary, amend any Tax Return that includes the Company or Subsidiary for any period prior to or including the Closing Date, or change an annual Tax accounting period, adopt or change any Tax accounting method, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, if any such election, adoption, change, amendment, agreement, settlement, surrender or consent could have the effect of materially increasing the amount of Buyer Indemnified Taxes or materially decreasing the amount of any Tax refund, credit or offset payable to Seller pursuant to Section 8.2(f). Notwithstanding the foregoing, Buyer may take any such action without the consent of Seller, provided that Buyer notifies Seller that such material increase in additional Taxes will not be deemed to constitute Buyer Indemnified Taxes or that, as applicable, Buyer will pay an amount equal to any such material decrease in any such Tax refund to Seller; provided, further, that the filing of an amended Tax Return described in the third sentence of Section 8.2(a) shall instead be governed by that sentence.

            (j) Adjustment to Purchase Price. Any payment by Buyer or Seller under this Agreement will be treated as an adjustment to the purchase price, except to the extent different treatment is otherwise required by applicable law.

            (k) Restriction On Certain Post-Closing 2004 Foreign Distributions. Buyer will not permit or cause any non-United States, direct or indirect, Subsidiary of Company to pay any dividend or make any other distribution that would be treated as a distribution of earnings and profits within the meaning of
Section 312 of the Code until after December 31, 2004 if (i) such Subsidiary has paid any such dividend or made any other distribution on or after January 1, 2004 and prior to Closing or (ii) the Company or any Affiliate of the Company would otherwise include an amount in income under Section 1248 of the Code with respect such Subsidiary in the Tax year beginning January 1, 2004. Buyer will not permit or cause any non-United States, direct or indirect, Subsidiary of Company to make an investment in United States property (including, without limitation, a loan to a United States affiliate, a guarantee, a pledge of assets, or a pledge of more than sixty-five percent of the stock of a non-United States Subsidiary, to secure the debt of a United States affiliate) within the meaning of Section 956 of the Code until after December 31, 2004 if (i) such Subsidiary has paid any such dividend or made any other distribution on or after January 1, 2004 and prior to Closing or (ii) the Company or any Affiliate of the Company would otherwise include an amount in income under Section 1248 of the Code with respect such Subsidiary in the Tax year beginning January 1, 2004.

      8.3 Additional Documents and Instruments; Execution and Delivery of Certain Documents at Closing.

            (a) From time to time, as and when requested by any Party hereto and at such Party's expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be reasonably necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, value-added reseller, distributor or customer of the Company or any of its Subsidiaries or other Person with whom the Company or any of its Subsidiaries has a relationship from maintaining the same relationship with the Company and its Subsidiaries after the Closing as it maintained prior to the Closing and will cooperate in establishing the contractual arrangements referred to in Section 9.1(j). Seller will refer all customer inquiries relating to the Business to Buyer or the Company, as appropriate, from and after the Closing.

            (b) At the Closing, Seller, its Affiliates and the Company and its Subsidiaries, as applicable, shall deliver to Buyer duly executed counterparts of the Transition Services Agreement in accordance with Section 8.8 hereof. At or before the Closing, Seller, its Affiliates and the Company and its Subsidiaries, as applicable, shall execute the Co-Location Licenses, the Lease (if agreed by both parties), and the Subleases.

      8.4 Agreement Regarding Attorney/Client Privilege Waiver. The parties hereto acknowledge that all Pre-Closing Communications (as defined below) among Seller, the Company or any of its Subsidiaries, and Seller's legal department (including any Persons in Seller's legal department who become employees of the Company after the Closing), Vinson & Elkins L.L.P., Baker Botts LLP, Bryan Cave and Steptoe & Johnson LLP were for the benefit of Seller. Accordingly, only Seller has the right to waive any evidentiary privilege attaching to any such Pre-Closing Communications, including attorney/client privilege, work product privilege, and federally-authorized tax practitioner privilege pursuant to
Section 7525 of the Code (any such privileged Pre-Closing communications, "PRIVILEGED INFORMATION"), and neither Buyer nor the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shall have the right to compel disclosure of any such Privileged Information without the prior written consent of Seller. The Parties agree to take the steps necessary to ensure that any privilege attaching to any Privileged Information will survive the Closing and remain in effect; provided, however, that from and after the Closing such privilege will be controlled by Seller and not Buyer, the Company and their respective Affiliates. In addition, Buyer and its Affiliates hereby waive on their own behalf, and agree to cause the Company and its Affiliates to waive, any conflicts that may arise in connection with (a) such counsel representing Seller or its Affiliates after the Closing on matters (including disputes) under this Agreement and the Transaction Documents whether or not adverse to Buyer, the Company, or any of its Subsidiaries and also on matters not adverse to Buyer, the Company and the Company's Subsidiaries, (b) the Pre-Closing Communication by such counsel to Seller or its Affiliates, in any such representation, of any fact known to such counsel, including in connection with a dispute with Buyer or the Company or any of its Subsidiaries on or following the Closing, and (c) Seller's legal department on any matter whether or not adverse to Buyer, the Company and its Subsidiaries. For purposes of this Section 8.4, "PRE-CLOSING COMMUNICATIONS" means communications occurring before the Closing regarding (x) the transactions contemplated hereby, including alternatives hereto and (y) any matter for which Seller has agreed to indemnify Buyer Indemnified Persons; provided, however, that Pre-Closing Communication with respect to members of Seller's legal department who do not become employees of the Company after the Closing shall include all communications occurring before the Closing.

      8.5 Insurance Matters.

            (a) Post-Closing Claims Management. Seller agrees that after the Closing Date, the Company shall be entitled to furnish notice of insurance claims through Seller's Corporate Risk Management Department under any insurance policies of Seller and otherwise to communicate with Seller's Corporate Risk Management Department in a manner consistent with past practice. Seller's Corporate Risk Management Department will work with the appropriate insurers of Seller to ensure that any such claims of the Company are handled to their conclusion.

            (b) Treatment of Certain Retentions and Deductibles. Except as otherwise provided herein, responsibility for deductible or self-insured retention amounts with respect to any insurance policy provided or maintained by Seller for the Company's pending claims at the Closing Date or occurrence based claims reported by the Company after the Closing Date as it relates to coverage for any "covered person" of the Company shall be borne 100% by the Company; provided, however, such deductibles and self-insured amounts shall be the corporate deductibles and self-insurance amounts applicable to Seller's insurance policy as of the date of this Agreement. Notwithstanding the foregoing, if Seller and the Company are involved in the same claim, Seller and the Company shall negotiate in good faith the fair allocation of any self-insurance retention or other deductible or claim limits payable under any Seller occurrence based insurance policy. Such allocation shall be based upon all relevant factors, including, without limitation and as appropriate, the relative number of Persons affiliated with the Company or Seller that are involved in such claim and the nature of the allegations with respect to each such Person.

            (c) Pending Claims. Seller shall not charge the Company or its Subsidiaries, and the Company and its Subsidiaries shall not be obligated to pay, any amounts (other than any applicable corporate deductible or self-insurance retention amounts regarding periods prior to the Closing Date that are payable by the Company) with respect to claims under any Seller insurance policies; provided, however, that if (i) a third party insurance provider has paid insurance proceeds to or for the benefit of the Company for a pending claim under a Seller insurance policy, (ii) such insurance provider has reserved its right to reimbursement in the event of a later determination that such proceeds were not payable under Seller insurance policy, (iii) Seller, the Company and the insurance provider later agree that such proceeds are reimbursable to the insurance provider, and (iv) Seller actually repays such amounts to such insurance provider, then the Company shall promptly reimburse Seller for such amounts actually repaid to the third party insurance provider by Seller.

            (d) Management of Covered Litigation. Other than claims governed by the provisions and procedures set forth in Article 11, the management, defense and settlement of any claim covered by any Seller insurance policy that is brought by a third party shall be handled as follows: If such claim involves both Seller or any of its Affiliates and the Company or any of its Affiliates (including as a result of bearing some or all of the risk due to self-insured portions of the potential liability), involves only the payment of money damages and does not seek an injunction or other equitable relief against the Company or any of its Affiliates, and implicates any Seller insurance policy providing insurance coverage and the Company has not been advised by counsel that an actual or potential conflict exists between the Company or its Affiliates and Seller or its Affiliates, Seller and the Company shall jointly control the defense of, and cooperate with each other with respect to defending, such claim. If either Seller or the Company fails to jointly defend any such claim, the party that does not so fail shall solely defend such claim and the party failing to jointly defend shall use commercially reasonable efforts to cooperate with the other party in its defense of such claim. Seller and the Company shall consult with each other prior to the settlement of such claim, and shall consider in good faith any recommendations or objections of the other as to the amount or form of such settlement. The Company shall have the right to settle such claim, but the Company shall not settle such claim without the prior written consent of Seller, which consent shall not be unreasonably withheld. The Company shall be responsible, and Seller shall have the right to charge the Company, pursuant to Section 8.5(b), for that portion of the settlement that is within any applicable deductible or retention. In all other circumstances involving a claim that implicates any of Seller's insurance policies providing insurance coverage for the Company, the Company shall have the right to manage the defense of, including, without limitation, the selection of counsel with respect to, such claim, subject to any applicable policy terms and conditions. The Company shall provide Seller with all information reasonably requested by Seller regarding the defense of such claim. The Company shall be entitled to settle such claim in an amount below any applicable deductible or self-insurance retention. The Company shall consult with Seller (or Seller's insurer) prior to the settlement of such claim and shall consider in good faith any recommendations or objections of Seller (or such insurer) as to the amount or form of such settlement. Any settlement of such claim in excess of any applicable deductible or self-insurance retention amount shall require the prior written consent of Seller, which consent shall not be unreasonably withheld. Nothing in this Agreement shall be construed to allocate responsibility for the defense of any action or suit between the Company and its Subsidiaries, on the one hand, and Seller and its Affiliates other than the Company and its Subsidiaries, on the other hand.

            (e) Post-Closing Insurance Coverage. From and after the Closing Date, the Company shall be responsible for obtaining and maintaining insurance coverage with respect to the Business separately from Seller's insurance programs for occurrences after the Closing. Notwithstanding the foregoing, Seller shall maintain in full force and effect, and renew as necessary the following insurance policies providing coverage to the Company as of the date of this Agreement for the following periods after the Closing Date, but only to the extent that Seller is maintaining such types of insurance policies during such periods for it and its Subsidiaries, and only subject to the retentions, deductibles and policy limits applicable to Seller and its Subsidiaries thereunder: (x) directors and officers insurance (three years); (y) fiduciary insurance (three years); and (z) employment practices insurance (four years). Additionally, Seller shall maintain directors and officers liability insurance as required by Section 6.05 of the Agreement and Plan of Merger, dated as of May 23, 2001, among Seller, Emerald Acquisition Corporation I and Structural Dynamics Research Corporation and Section 7.05 of the Agreement and Plan of Merger, dated as of August 2, 2001, among Seller, UGS Acquisition Corp., and Unigraphics Solutions Inc. The Company shall have no obligation to maintain or pay for the insurance coverage pursuant to any of the Claims Made Policies.

      8.6 Employees and Employee Benefits.

            (a) Buyer's Obligations.

                  (i) Buyer shall take such actions as may be necessary so that on the Closing Date and for a period of one year after the Closing Date, all employees of the Company and its Subsidiaries (including employees that are domiciled either within or without the United States) who remain employed by the Company and its Subsidiaries are provided cash compensation (including base salary or hourly wages) at a rate that is no less than the rate of cash compensation in effect for each such employee immediately prior to the Closing Date (other than employees compensated on the basis of variable target compensation, including sales commissions, whose compensation may be adjusted so long as such adjustment would not give rise to a "constructive discharge" or similar claim against Seller or its Affiliates). Subject to Section 8.8, Buyer shall also take such actions as may be reasonably necessary so that on the Closing Date, and for a period of one year thereafter, employees of the Company and its Subsidiaries domiciled outside of the United States ("FOREIGN EMPLOYEES") are provided employee benefits, plans and programs and conditions of employment (excluding any equity or equity-related compensation) that are in the aggregate substantially comparable to the employee benefits, plans and programs and conditions of employment (excluding any equity or equity-related compensation) offered to such employees immediately prior to the Closing Date by Sellers, the Company and its Subsidiaries (except plans, programs and conditions that would not give rise to a "constructive discharge" or similar claim against Seller or its Affiliates). In Canada, such plans shall include a registered approved retirement plan for the benefit of the Canadian Foreign Employees (which may be defined contribution or defined benefit, in Buyer's sole discretion) regardless of whether a "constructive discharge" or similar claim would arise. For the avoidance of doubt, except to the extent required to avoid a "constructive discharge" or similar claim against Seller or its Affiliates, nothing in this Section shall require Buyer to establish a defined benefit pension plan for any Foreign Employee who is a member of such a plan prior to Closing. Seller agrees to cooperate and assist the Company's management in the implementation and transition of Company employees to employee benefit plans to be maintained by Buyer following the Closing Date in accordance with Section 8.8.

                  (ii) For purposes of eligibility to participate and vesting in all employee benefit plans and programs provided after the Closing Date, Buyer shall cause all current employees of the Company and its Subsidiaries to be given credit for all employment periods with Seller, the Company and its Subsidiaries to the same extent such credit was given under the corresponding plans immediately prior to the Closing Date. The eligibility of any current employee of the Company and its Subsidiaries to participate in any welfare benefit plan or program maintained by Buyer for the benefit of such employees after the Closing Date shall not be subject to any participation waiting periods or exclusions for any pre-existing conditions if such employee has met such participation waiting requirements of similar benefit plans and programs in which the current employees of the Company and its Subsidiaries participated immediately prior to the Closing Date, and Buyer shall cause the Company and its Subsidiaries to count claims arising on or prior to the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and other similar limitations under any such plans for the applicable plan year in which the Closing Date occurs.

                  (iii) Effective as of the Closing Date, Buyer shall assume sponsorship of the Unigraphics Solutions, Inc. Executive Deferral Plan, the Unigraphics Solutions, Inc. Restoration Account Plan and the UGS Benefits Solution Program for the purpose of maintaining such plans and paying benefits according to their terms. Thereafter, Buyer shall be responsible for all claims and liabilities of any kind relating to such plans. In addition, Seller shall (or shall procure that the trustees of the relevant pension arrangement) make available a transfer of any assets or liabilities arising out of or in connection with or under any pension, welfare, employment or severance arrangement that is maintained by Sellers or its Affiliates relating to current or former employees of the Company or any of its Subsidiaries working outside the United States to the extent required by applicable local law or the terms of such arrangements for any such employee who requests such a transfer. Nothing in this Section shall oblige Buyer, the Company or its Subsidiaries or the trustees/managers of any of their pension arrangements to accept any such transfer unless and to the extent required by applicable local law.

            (b) Seller's Obligations.

                  (i) As soon as practicable following the date of this Agreement, Seller shall take such actions as may be required to provide that, effective as of the Closing Date, each Company employee who has an accrued benefit under the terms of the EDS Benefit Restoration Plan and the EDS Supplemental Executive Retirement Plan shall be 100% vested in such accrued benefit notwithstanding such Company employee's years of service under the terms of such plan.

                  (ii) During the period commencing on the Closing Date and continuing for a six year period after the Closing Date, Seller covenants and agrees that it shall promptly deliver to the Company a copy of any notice, request or other correspondence received from the PBGC with respect to the EDS Retirement Plan, to the extent that it is reasonably expected that the PBGC intends to institute proceedings to terminate such plan under section 4042 of ERISA.

                  (iii) With respect to any employee listed on Section 8.6(b) of the Company Disclosure Letter who is not actively at work with the Company or its Subsidiaries on account of illness or disability as of the Closing Date ("Inactive Employees"), such employee shall remain or become an employee of Seller or its Affiliates until he returns to work, with a physician's release or other appropriate documentation indicating he is able to resume his prior duties. In the event an Inactive Employee provides Seller with a physician's release or appropriate documentation indicating he is able to resume his prior duties within six (6) months after the Closing Date, Buyer shall promptly extend an offer of employment to such Inactive Employee and the compensation and other terms and conditions of such offer shall be as set forth in Section 8.6(a). In the event an Inactive Employee does not provide Seller with a physician's release or other appropriate documentation indicating he is able to resume his prior duties within six (6) months of the Closing Date, Buyer shall be under no obligation to offer employment or any other form of benefits to such employee.

                  (iv) Seller shall retain all liabilities arising out of or in connection with or under any U.S. Plan or Foreign Benefit Plan established or maintained by Seller or its Affiliates (other than the Company and its Subsidiaries) prior to Closing (other than Plans or assets or liabilities under such Plans transferred to the Company in accordance with Section 8.6(a)(iii) of this Agreement), including without limitation the Supplemental Executive Retirement Plan in effect as of the date of this Agreement for the benefit of certain employees of the Company. Seller shall ensure that, with respect to any funded Foreign Benefit Plan that is a defined benefit plan maintained under the laws of the United Kingdom, there is no amount owed or "debt due" thereunder for which Buyer, the Company or any Affiliate thereof could be liable nor will any such amount or debt become due as a result of this transaction. Seller shall take all actions necessary to discharge the Company and its Affiliates from any such debt as a matter of law and shall provide Buyer with such evidence of such discharge as Buyer may reasonably request.

            (c) Pre- and Post-Closing Welfare Benefit Claims. Seller agrees that any claims for welfare benefits incurred before the Closing Date with respect to any employees of the Company and its Subsidiaries (or their covered dependents or beneficiaries) shall be the responsibility of Seller or the insurers of Seller's welfare plans and Buyer agrees that any claims for welfare benefits incurred on or after the Closing Date with respect to any employees (or their covered dependents as beneficiaries) shall be the responsibility of Buyer or the insurers of Buyer's welfare plans. For avoidance of doubt, with respect to health care services provided in connection with in patient hospitalization, such claim is deemed incurred on the first day on which hospitalization occurs or, in the event of an employee's death or permanent disability, the date the employee dies or is deemed permanently disabled under the applicable Plan.

      8.7 Separate Acquisitions of Foreign Subsidiaries. Buyer and Seller will enter into mutually agreeable arrangements by which the Company or its Subsidiaries will sell stock or assets of certain of the Company's foreign Subsidiaries to one or more purchasers designated by Buyer in separate transactions occurring on or prior to the Closing. The consideration paid to Seller or its Affiliates in respect of these transactions shall, to the extent not retained by the Company and its Subsidiaries, be a portion of the Purchase Price. Buyer and Seller agree to cooperate to identify the Company's Subsidiaries that will be the subject of such transactions. The terms of local jurisdiction purchase agreements shall contain only those terms reasonably necessary to effect the transfer of stock or assets in such acquisitions and shall contain such other representations, warranties, covenants and indemnification provisions as are required by local law or recommended by local counsel of the Parties after consultation. The aggregate consideration to be paid in such transactions will be no less than $560,000,000 based on currency exchange rates as of five Business Days prior to the Closing Date.

      8.8 Stand-Alone Requirements. The Company shall, and Seller shall cause the Company to, use commercially reasonable efforts to accomplish the stand-alone requirements set forth in Exhibit B that are able to be completed prior to Closing, and Buyer, the Company and Seller shall cooperate with one another to effect the smooth transition of ownership of the Company in accordance with such terms. If other stand-alone needs are identified by any of the Parties, the Parties agree to negotiate in good faith to agree to terms regarding such needs in substantially the manner set forth in Exhibit B with respect to identified needs. To the extent requirements identified in Exhibit B or otherwise agreed to after the date of this Agreement are incomplete as of the Closing Date or by their terms require services after the Closing Date, the Parties shall refine such list of needs appropriately and provide for their performance and payment therefor by attaching a description of such services, in a form reasonably acceptable to the Parties, as a schedule or service order to the Transition Services Agreement to be executed and delivered at Closing.

      8.9 Back-to-Back Agreements.

            (a) GM. On or before the Closing, the Company and Seller shall enter into agreements on terms mutually agreeable to Seller and Buyer, with respect to the continuation of the relationship between the Company and General Motors Corporation and its Affiliates ("GM") from and after the Closing, including without limitation a "back to back" agreement on terms mutually agreeable to Buyer and Seller that will: (a) provide that the Company shall be jointly and severally liable with Seller under the Master Services Agreement (the "MSA") between Seller and GM, as in effect on the date hereof, for the performance of the "MSA Services" (as defined in the MSA) that Seller provides or is responsible for providing to GM under the MSA or that GM may require pursuant to the terms of the MSA to the extent and only to the extent that such services or products relate to the Business, which services ("UGS/GM SERVICES") shall be described with reasonable specificity; (b) provide that the Company shall be entitled to all compensation under the MSA with respect to the UGS/GM Services;
(c) provide that the Company's liability under the MSA shall continue during the term of the MSA including any extensions or transitions thereof to which GM is contractually entitled or to which the Company agrees in writing; (d) incorporate all of the applicable terms of the MSA; and (e) such other terms as Buyer and Seller shall mutually agree and are customary and appropriate under the circumstances.

            (b) Government Contracts. On or before the Closing, the Company and Seller (or the appropriate Seller Subsidiary) shall enter into "back to back" agreements on terms mutually agreeable to Buyer and Seller that will provide that the Company will perform services that Seller (or the appropriate Seller Subsidiary) provides or is responsible for providing under the government contracts identified on Section 10(a)(7) of the Company Disclosure Letter to the extent and only to the extent that such services relate to the Business, which services ("UGS/GOVERNMENT SERVICES") shall be described with reasonable specificity and (b) provide that the Company shall be entitled to all compensation under such government contracts with respect to the UGS/Government Services.

                            9. CONDITIONS TO CLOSING

      9.1 Conditions to Buyer's Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

            (a) Representations and Warranties. The representations and warranties of Seller and the Company set forth in Article 3 and Article 4 and in any document, instrument or certificate delivered hereunder (i) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of such time and (ii) that are qualified by materiality or Material Adverse Effect shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are expressly made as of another date, that shall be so true and correct as of such date);

            (b) Performance of Covenants and Agreements. Seller and the Company shall have performed in all material respects all of the covenants and agreements to the extent required to be performed by them under this Agreement at or prior to the Closing;

            (c) Competition Filings. Subject to Section 2.2(b) above, all required Competition Filings shall have been approved or the applicable waiting periods, if any, with respect thereto shall have expired or been terminated;

            (d) Actions and Proceedings. No action or proceeding before any court or government body shall be pending, or threatened in writing, wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any of such transactions to be rescinded, subject to Section 2.2(b) hereof;

            (e) Closing Deliverables. The Company or Seller, as applicable, shall have delivered to Buyer each of the following:

                  (i) a certificate of the Company, dated the Closing Date, stating that the conditions specified in subsections (a) and (b), as they relate to the Company, have been satisfied;

                  (ii) a certificate of Seller, dated the Closing Date, stating that the conditions specified in subsections (a) and (b), as they relate to Seller, have been satisfied;

                  (iii) the certificate representing the Purchased Shares, duly endorsed for transfer to Buyer;

                  (iv) a copy of the certificate of incorporation of the Company, certified by the Secretary of State of Delaware, and a certificate of good standing from Delaware and each jurisdiction in the United States in which the Company is duly qualified to transact business, in each case, dated within fifteen (15) Business Days of the Closing Date;

                  (v) certified copies of the resolutions duly adopted by each of Seller's and the Company's respective boards of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

                  (vi) each of the Transaction Documents, duly executed by Seller and the Company, as applicable.

            (f) Financing. Buyer shall have received the financing contemplated by the Debt Financing Commitments in such amount (when aggregated with the Equity Financing Commitments) that is sufficient to fund the Closing payment obligations of Buyer under Section 2.1 hereof, and such debt and equity financing shall be on substantially the terms and conditions set forth in the Commitment Letters, as the Debt Financing Commitments may be modified by a flex change pursuant to a Flex Letter, or pursuant to the terms of an Alternative Financing obtained by Buyer. It being understood that if a condition under the Debt Financing Commitments is not satisfied solely because of a failure of the funding under the Equity Financing Commitments, then the condition under this
Section 9.1(f) shall be deemed satisfied or waived.

            (g) Legal Opinion. Buyer will have received from Vinson & Elkins, L.L.P., counsel to the Company and Sellers (or other counsel reasonably acceptable to Buyer), its opinion with respect to the transactions contemplated by this Agreement, which opinion will be in the form and substance reasonably acceptable to Buyer. Such opinion will, at the request of Buyer, be confirmed to any provider of debt financing entered into in connection with the transactions contemplated by this Agreement.

            (h) No Material Adverse Change. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Change.

If the Closing occurs, all closing conditions set forth in this Section 9.1 that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Buyer (solely for purposes of Section 9).

      9.2 Conditions to Seller's Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

            (a) Representations and Warranties. The representations and warranties of

Buyer set forth in Article 5 and in any document, instrument or certificate delivered hereunder (i) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of such time and (ii) that are qualified by materiality or Material Adverse Effect shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are expressly made as of another date, that shall be so true and correct as of such date);

            (b) Performance of Covenants and Agreements. Buyer shall have performed in all material respects all the covenants and agreements to the extent required to be performed by it under this Agreement at or prior to the Closing;

            (c) Competition Filings. Subject to Section 2.2(b) above, all required competition filings shall have been approved or the applicable waiting periods, if any, with respect thereto shall have expired or been terminated;

            (d) Actions and Proceedings. No action or proceeding before any court or government body shall be pending, or threatened in writing, wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any of such transactions to be rescinded, subject to Section 2.2(b) hereof; and

            (e) Closing Deliverables. Buyer shall have delivered to Seller the following:

                  (i) the Purchase Price, as adjusted pursuant to Section 2.3, by wire transfer of immediately available funds;

                  (ii) certified copies of the resolutions duly adopted by Buyer's board of directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

                  (iii) a certificate of Buyer, dated the Closing Date, stating that the conditions specified in subsections (a) and (b) have been satisfied.

            (f) Legal Opinion. Seller will have received from Ropes & Gray LLP, special counsel to Buyer, its opinion with respect to the transactions contemplated, which opinion will be in form and substance reasonably satisfactory to Seller.

If the Closing occurs, all closing conditions set forth in this Section 9.2 that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Seller (solely for purposes of Section 9).

                                 10. TERMINATION

      10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

            (a) by the mutual written consent of Seller and Buyer;

            (b) by Buyer, if there has been a material violation or breach by Seller or the Company of any covenant, representation or warranty contained in this Agreement that has had or could reasonably be expected to have a Material Adverse Effect and has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a covenant breach, cured by Seller or the Company (as the case may be) within thirty (30) days after written notice thereof from Buyer to Seller;

            (c) by Seller, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Seller at the Closing and such violation or breach has not been waived by Seller or, in the case of a covenant breach, cured by Buyer within thirty (30) days after written notice thereof from Seller (provided that the failure of Buyer to deliver the consideration to be paid by Buyer pursuant to Section 2.1 as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller); or

            (d) by either Buyer or Seller if the transactions contemplated hereby have not been consummated by September 30, 2004 as such date may be extended up to 30 days in order to allow for any applicable cure period as contemplated by Section 10.1(b) or Section 10.1(c) (the "TERMINATION DATE"); provided that neither Buyer nor Seller shall be entitled to terminate this Agreement pursuant to this Section 10.1(d) if such Person's knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

      10.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or Seller as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 3.17 (Broker's Fees), Section 4.6 (Broker's Fees), Section 5.5 (Broker's
Fees), Section 6.9 (Confidential Information), Section 10.2 (Effect of Termination) and Article 12 (Miscellaneous) hereof and the Confidentiality Agreement, that shall each survive the termination of this Agreement), and there shall be no liability on the part of Buyer, Seller or the Company to one another, except for liability for knowing or willful breaches of this Agreement prior to the time of such termination.

                 11. SURVIVAL OF WARRANTIES AND INDEMNIFICATION

      11.1 Survival. All of the representations and warranties of Seller and the Company shall survive the Closing until the twelve (12) month anniversary of the Closing Date other than (a) representations and warranties contained in Section
3.1 (Organization, Qualification and Authority), Section 3.2 (Capitalization),
Section 3.3 (Authorization; Valid and Binding Agreement), Section 3.17 (Broker's
Fees), Section 4.1 (Organization, Qualification and Authority), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.5 (Title to Purchased Shares), and Section 4.6 (Broker's Fees), which shall survive indefinitely, and
(b) the representations and warranties contained in Section 3.7 (Tax Matters),
Section 3.13 (Employee Benefit Plans) and Section 3.14(b) (Compliance with
Laws), which shall survive until thirty (30) days after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions), including in each case representations and warranties with respect to such sections made in certificates or instruments delivered at Closing (with respect to a particular representation or warranty, its "SURVIVAL PERIOD"). All the representations and warranties of Buyer shall survive the Closing.

      11.2 Indemnification.

            (a) Indemnification by Seller. If the Closing occurs, Seller shall (subject to Section 11.3) indemnify, defend and hold harmless Buyer and each of its Affiliates (including, following the Closing, the Company and its Subsidiaries) and Buyer's Representatives and each Affiliate of the foregoing Persons (each, a "BUYER INDEMNIFIED PERSON") from and against the entirety of any Adverse Consequences a Buyer Indemnified Person may suffer, sustain or become subject to, through and after the date of the claim for indemnification ("BUYER INDEMNIFIABLE LOSSES"), arising out of or directly or indirectly relating to or resulting from (i) any breach or inaccuracy of the representations and warranties of Seller or the Company made in a Transaction Document (in each case, other than representations or warranties contained in Section 3.7, as such representation or warranty would read if all qualifications as to the Company's Knowledge and materiality, including each reference to the defined term "Material Adverse Effect," were deleted therefrom), (ii) any nonfulfillment or breach of any covenant or agreement on the part of the Company (prior to the Closing) or Seller in a Transaction Document, (iii) any Buyer Indemnified Taxes, (iv) any fraud or intentional misrepresentation of Seller or (before the Closing) the Company, and (v) any Special Indemnified Matters.

            (b) Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless Seller and each of its Affiliates and Seller's representatives and each Affiliate of the foregoing Persons (each, a "SELLER INDEMNIFIED PERSON") from and against the entirety of any Adverse Consequences such Person may suffer, sustain or become subject to, through and after the date of the claim for indemnification ("SELLER INDEMNIFIABLE LOSSES"; Buyer Indemnifiable Losses and Seller Indemnifiable Losses, as the context requires, are each sometimes referred to herein as "INDEMNIFIABLE LOSSES"), arising out of or directly or indirectly relating to or resulting from (i) any breach or inaccuracy of the representations and warranties made by it in a Transaction Document (in each case, as such representation or warranty would read if all qualifications as to Buyer's Knowledge and materiality, including each reference to the defined term "Material Adverse Effect," were deleted therefrom), (ii) any nonfulfillment or breach of any covenant or agreement on the part of the Company (after the Closing) or Buyer in a Transaction Document and (iii) any fraud or intentional misrepresentation of Buyer.

      11.3 Limits on Indemnification.

            (a) The aggregate liability of Seller to indemnify Buyer Indemnified Persons from and against any Indemnifiable Losses arising solely under Section 11.2(a)(i) hereof shall not exceed One Hundred Fifty Million Dollars ($150,000,000.00) (the "CAP").

            (b) Seller will not have any obligation to indemnify Buyer Indemnified Persons with respect to any Indemnifiable Losses arising solely under Section 11.2(a)(i) until Buyer shall first have suffered such aggregate Indemnifiable Losses in excess of Twenty ($20,000,000.00) (the "BASKET") (at which point Seller will be obligated to indemnify Buyer Indemnified Persons for all such Indemnifiable Losses in excess of Five Million Dollars

($5,000,000) (the "DEDUCTIBLE")); provided, however, that Seller will not have any obligation to indemnify Buyer Indemnified Persons with respect to individual or related Indemnifiable Losses of less than Twenty-Five Thousand Dollars ($25,000.00) each, and such Indemnifiable Losses shall not be counted toward the Basket or Deductible; and provided further, however, that notwithstanding the foregoing, the Cap, the Basket and the Deductible shall not apply to Indemnifiable Losses that Seller is obligated to indemnify pursuant to Section 11.2(a)(i) above with respect to breaches of representations and warranties contained in Section 3.1 (Organization, Qualification and Authority), Section
3.2 (Capitalization), Section 3.3 (Authorization; Valid and Binding Agreement),
Section 3.17 (Brokers' Fees), Section 4.1 (Organization, Qualification and Authority), Section 4.2 (Authorization; Valid and Binding Agreement), Section
4.5 (Title to Purchased Shares) and Section 4.6 (Brokers' Fees) and within the definition of Buyer Indemnified Taxes.

            (c) Seller shall have no obligation to indemnify Buyer Indemnified Persons from and against any Indemnifiable Losses arising out of the breach of a representation or warranty made herein or pursuant hereto unless Buyer makes a written claim for the breach within the Survival Period applicable to such representation or warranty, provided that the Survival Period shall not apply to claims based on fraud or intentional misrepresentation.

            (d) An Indemnified Party shall, at the Indemnifying Party's request, reasonably cooperate in the defense of any matter subject to indemnification hereunder, subject to Section 11.4.

            (e) The amount of any Indemnifiable Losses payable under Section
11.2 by the Indemnifying Party shall be net of (i) amounts actually recovered from any third party with indemnification obligations or from any other Person responsible therefor (other than pursuant to insurance policies purchased by the Company and its Subsidiaries after the Closing or purchased by Buyer or any of its Affiliates (other than the Company and the Company's Subsidiaries) and (ii) the Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Indemnifiable Losses (but only to the extent such benefit has actually reduced such Indemnified Party's Tax liability). If an Indemnified Party receives any amounts from any third party with indemnification obligations or from any other Person found to be responsible for any Indemnifiable Losses (other than pursuant to insurance policies purchased by the Company and its Subsidiaries after the Closing or purchased by Buyer or any of its Affiliates (other than the Company and the Company's Subsidiaries)), subsequent to an indemnification payment by any Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made by such Indemnifying Party to the Indemnified Party.

            (f) No Indemnifying Party shall be liable under Section 11.2 for punitive damages except in the event of fraud.

            (g) Each Indemnified Party shall take and shall cause their respective Affiliates to take commercially reasonable steps to mitigate and otherwise minimize the Indemnifiable Losses upon and after becoming aware of any event that would be reasonably expected to give rise to any Indemnifiable Losses, provided that the costs of such mitigation shall be Indemnifiable Losses.

            (h) If an Indemnified Party receives any payment from an Indemnifying Party in respect of any Indemnifiable Losses and the Indemnified Party could have recovered all or part of such Indemnifiable Losses from a third party other than pursuant to an insurance policy held by the Indemnified Party (a "POTENTIAL CONTRIBUTOR") based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

      11.4 Matters Involving Third Parties.

            (a) If any third party shall notify an Indemnified Party with respect to any matter (a "THIRD PARTY CLAIM") that may give rise to a claim for indemnification against an Indemnifying Party under this Article 11, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually and materially prejudiced thereby.

            (b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of the Indemnifying Party's choice (including the Indemnifying Party's in-house counsel), reasonably satisfactory to the Indemnified Party, so long as (i) the Indemnifying Party notifies the Indemnified Party, within ten (10) Business Days after the Indemnified Party has given notice of the Third Party Claim to the Indemnifying Party that the Indemnifying Party is assuming the defense of such Third Party Claim, (ii) the Indemnifying Party conducts the defense of the Third Party Claim in an active and diligent manner, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party, (iv) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, (v) the Third Party Claim does not relate to or otherwise arise in connection with Taxes (except to the extent provided in Section 8.2(d)) or any criminal or regulatory enforcement action, and (vi) settlement of, an adverse judgment with respect to or the Indemnifying Party's conduct of the defense of the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to be materially adverse to the Indemnified Party.

            (c) So long as the conditions set forth in Section 11.4(b) are and remain satisfied, then (i) the Indemnifying Party may conduct the defense of the Third-Party Claim in accordance with Section 11.4(b), (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense, and (iii) the Indemnifying Party will not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to the entry of any judgment with respect to the matter, or enter into any settlement that either imposes an injunction or other equitable relief upon the Indemnified Party, involves a finding or admission of any violation of legal requirements by the Indemnified Party, affects any other claim that may be made against the Indemnified Party or does not include a full and general release of the Indemnified Party by the plaintiff or claimant in the matter.

            (d) If the Indemnifying Party does not deliver the notice contemplated by

Section 11.4(b) within 10 Business Days after the Indemnified Party has given notice of the Third Party Claim, or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Indemnified Party shall be entitled to have sole control over the defense or settlement, compromise, admission or acknowledgement of the Third Party Claim; provided, however, that the Indemnifying Party shall be entitled to participate in such action at its own expense; and provided, further, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgement that would give rise to liability on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party not to be unreasonably withheld. If such notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section 11.4(b) is or becomes unsatisfied, the Indemnified Party may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, however, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that the Indemnified Party conducts the defense of the Third Party Claim pursuant to this Section 11.4(d), the Indemnifying Party will (i) advance the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses) and (ii) remain responsible for any and all other Adverse Consequences that the Indemnified Party may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Article 11.

            (e) Seller and Buyer shall treat any payments that Buyer and Seller receive pursuant to this Article 11 as an adjustment to and refund of the Purchase Price for federal Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to Buyer and Seller causes such payment not to be treated as an adjustment to or refund of the Purchase Price for federal Tax purposes.

      11.5 Exclusive Remedy. If the Closing shall occur, the remedies set forth in this Article 11 shall constitute the sole rights and exclusive remedies for Indemnifiable Losses relating to or arising from (i) the inaccuracy of any representation or warranty in this Agreement, any of the other Transaction Documents or any of the certificates furnished by a Party hereunder and contemplated by any of the Transaction Documents, or otherwise (whether in contract or in tort) with respect to this Agreement, the other Transaction Documents or the transactions contemplated by this Agreement or (ii) breaches of agreements, covenants and obligations stated in this Agreement; provided, that foregoing clause (ii) shall not apply with respect to the Transition Services Agreements. Notwithstanding the foregoing, (x) each of the Parties hereto shall be entitled to such equitable remedies to which such Party may otherwise be entitled, including, without limitation, the ability to apply to any court of competent jurisdiction for specific performance or injunctive relief and (y) nothing set forth in this Agreement shall limit the rights, remedies and claims of any Party with respect to any fraud, intentional misrepresentation or willful misconduct or with respect to rights that under applicable law may not be waived.

      11.6 Remedies Cumulative. The rights of each Buyer Indemnified Person and Seller Indemnified Person under this Article 11 are cumulative, and each Buyer Indemnified Person and Seller Indemnified Person, as the case may be, will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Article 11 without regard to the availability of a remedy under any other provision of this Article 11.

                                12. MISCELLANEOUS

      12.1 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that Buyer may assign any and all of its rights and interests hereunder to any provider of debt financing of the transactions contemplated hereby and provided further that Seller Indemnified Parties and Buyer Indemnified Parties are intended to be third party beneficiaries of this Agreement.

      12.2 No Public Disclosure. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, customers or suppliers of the Company and its Subsidiaries (other than communications with managers of the Company or its Subsidiaries in preparation for Closing), shall be issued or made by any Party hereto without the joint prior approval of Buyer and Seller, (a) except for private disclosure by any prospective provider of equity or debt financing in the ordinary course to any such Person's representatives, potential investors or participants, so long as each such recipient is under an obligation to keep such disclosed information confidential, (b) unless required by law (in the reasonable opinion of counsel) in which case Buyer and Seller shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication or (c) except for disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.

      12.3 Entire Agreement. Other than the Confidentiality Agreement, this Agreement constitutes the entire agreement between the Parties and their Affiliates and any of Buyer's Representatives and supersedes any prior understandings, agreements, or representations by or between the Parties, their Affiliates and Buyer's Representatives, written or oral, that may have related in any way to the subject matter hereof.

      12.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Except as set forth in Section 12.1, no Party may assign this Agreement or any of such Party's rights, interests, or obligations hereunder without the prior written approval of the other Parties.

      12.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. It is the express intent of the Parties to be bound by the exchange of signatures on this Agreement via telecopy.

      12.6 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) three (3) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (ii) upon receipt if electronically

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

confirmed, if sent by fax (provided that a hard copy shall be promptly sent by first class mail), or (iii) one (1) Business Day following deposit with a recognized national overnight courier service for next day delivery, charges prepaid, and, in each case, addressed to the intended recipient as set forth below:

If to the Company (prior to Closing)        With a copy to:
or Seller:

Electronic Data Systems Corporation         Vinson & Elkins L.L.P.
Legal Department                            3700 Trammell Crow Center
5400 Legacy Drive, Mailstop H3-3D-05        2001 Ross Avenue
Plano, Texas 75024                          Dallas, Texas 75201-2975
Tel: (972) 605-6000                         Tel: (214) 220-7700
Fax: (972) 605-5613                         Fax: (214) 999-7860
Attn: General Counsel                       Attn: Robert L. Kimball

If to the Company (after Closing)
or Buyer:

BSW Holdings, Inc.
care of each of:

Bain Capital Partners, LLC  Silver Lake Partners          Warburg Pincus LLC
111 Huntington Avenue       2725 Sand Hill Road, Ste 150  466 Lexington Ave.
Boston, MA 02199            Menlo Park, CA 94025          New York, NY  10017
Tel: (617) 516-2000         Tel: (650) 233-8120           Tel: (212) 878-0600
Fax: (617) 516-2010         Fax: (650) 233-8125           Fax: (212) 878-9100
Attn:  Andrew Balson        Attn: Kenneth Hao             Attn: Gregory F. Back

With copies to:

Ropes & Gray LLP
One International Place
Boston, MA  02110-2624
Tel: (617) 951-7000
Fax:  (617) 951-7050
Attn:  Alfred O. Rose

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is delivered to the individual for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

      12.7 Governing Law; Jurisdiction and Venue.

            (a) This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

            (b) Subject to the provisions of Sections 1.4 and 11.4(f), each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the States of Delaware or the United States District Court located in the District of Delaware for the purpose of any action between the parties arising in whole or in part under or in connection with this Agreement, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

            (c) Each party agrees that for any action between the parties arising in whole or in part under or in connection with this Agreement, such party bring actions only in the courts set forth in Section 12.7(b) above. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

            (d) Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to
Section 12.6, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (iii) does not constitute good and valid service of process.

      12.8 Waiver of Trial by Jury. TO THE EXTENT PERMITTED BY LAW, SELLER, THE COMPANY AND BUYER EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION HEREWITH. BUYER HEREBY EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL

INDUCEMENT FOR SELLER TO ENTER INTO THIS AGREEMENT.

      12.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Seller, the Company and Buyer. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence of such kind.

      12.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

      12.11 Expenses. Except as otherwise explicitly provided in this Agreement, Buyer shall bear its own, and Seller shall bear its own and the Company's, direct and indirect costs and expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.

      12.12 Construction.

            (a) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

            (b) The inclusion of any information in any section of any Disclosure Letter to this Agreement shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in any Section of such Disclosure Letter, that such information is required to be listed in the applicable Section of such Disclosure Letter or that such items are material to any Party. The headings, if any, of each Section of each Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The disclosure of an item in one Section of the Disclosure Letter as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate cross reference thereto.

            (c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in any Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement (other than with respect to any representation, warranty or provision of this Agreement in which such specification occurs).

            (d) The Disclosure Letters and Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.

            (e) Matters reflected in the Disclosure Letters and Exhibits to this Agreement are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Letters or Exhibits. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

      12.13 Tax Disclosure. Notwithstanding anything herein to the contrary, each Party may disclose (without prior notification to, or approval or consent by, the other Party), to taxing authorities and/or to such Party's representatives, outside counsel and advisors, any Confidential Information that is required to be disclosed in connection with such Party's tax filings, reports, claims, audits, and litigation.

      IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                       BUYER:

                                       BSW HOLDINGS, INC.

                                       By: /s/ Kenneth Hao
                                          ------------------------------------
                                       Name: Kenneth Hao
                                       Title: Co-President

                                       SELLER:

                                       ELECTRONIC DATA SYSTEMS CORPORATION

                                       By: /s/ Robert H. Swan
                                          ------------------------------------
                                       Name: Robert H. Swan
                                       Title: Chief Financial Officer

                                       THE COMPANY:

                                       UGS PLM SOLUTIONS INC.

                                       By: /s/ Robert H. Swan
                                          ------------------------------------
                                       Name: Robert H. Swan
                                       Title: Vice President